Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on February 28, 2023

and

MANAGEMENT INFORMATION CIRCULAR

Dated: January 16, 2023

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on February 28, 2023

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1437 on Tuesday, February 28, 2023 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2022, and the report of the auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to re-appoint KPMG LLP as the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

(d)	to re-approve the 2020 Equity Incentive Plan (as defined herein) previously approved by the shareholders on February 25, 2020;

(e)	to consider, and, if deemed advisable, approve the articles of amendment of the Company to delete the preferred shares from the authorized share capital of the Company;

(f)

to consider, and, if deemed advisable, approve the articles of amendment of the Company to effect a consolidation of the issued and outstanding common shares of the Company on the basis of a ratio to be determined by the board of directors of the Company, in its sole discretion, within a range of 1 post-consolidation common share for every 1.5 to 4 outstanding pre-consolidation common shares of the Company; and

(g)	to consider other business that may properly come before the Meeting or any adjournment thereof.

An accompanying information circular contains specific details of the matters to be considered at the Meeting (the “Circular”). No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Important Notice Regarding Virtual Meeting

The board of directors of the Company considers the appropriate format for our annual meeting of shareholders on an annual basis. Similar to last year, we have again taken into account the ongoing impact of COVID-19, as well as the high number of flu cases that are circulating communities, each of which has heightened public health and travel concerns for in-person annual meetings. Accordingly, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company by conducting this year’s Meeting in a virtual-only format. A virtual-only meeting format will enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or their particular circumstance.

Shareholders who attend the Meeting will do so by accessing a live webcast of the Meeting via the internet. Shareholders will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Only registered shareholders

(i)

and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the Meeting, all in real time by visiting https://virtual-meetings.tsxtrust.com/1437, using the password “ogi2023” (case sensitive), however such non-registered shareholders may still attend the Meeting as guests through the live audio webcast at https://virtual-meetings.tsxtrust.com/1437.

Notice-and-Access

In connection with the Meeting this year, in compliance with applicable securities laws and an order of the Director under the Canada Business Corporations Act, the Company has elected to use the notice-and-access delivery model, which allows the Company to furnish the Circular, the accompanying proxy-related materials, the audited consolidated financial statements for the fiscal year ended August 31, 2022 and the report of the auditor thereon (the “Financial Statements”) and associated management’s discussion and analysis (collectively, the “Meeting Materials”) to shareholders via the Internet. Under notice-and-access, shareholders will continue to receive a proxy or voting instruction form enabling them to vote at the Meeting; however, instead of a paper copy of the Meeting Materials, shareholders will receive a notice with information on how to access the Meeting Materials electronically. Shareholders are reminded to review the Circular prior to voting. Shareholders with questions about notice-and-access can call TSX Trust Company toll free at 1-866-600-5869. The Meeting Materials can be viewed online at https://docs.tsxtrust.com/2345 or under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The audited consolidated financial statements for the fiscal year ended August 31, 2022 and the report of the auditor thereon will be made available at the Meeting and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Obtain paper Copies of the Meeting Materials

All shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made by contacting TSX Trust Company toll free at 1-866-600-5869. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR and on EDGAR at www.sec.gov. To obtain paper copies of the Meeting Materials after the meeting, please contact TSX Trust by calling 1-866-600-5869. A paper copy of the Meeting Materials will be mailed to you within three business days of receiving your request, if the request is made at any time prior to the meeting. We estimate that your request for Meeting Materials will need to be received on or before February 17, 2023 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the Meeting. Notice-and-access is environmentally friendly and a cost-effective way to distribute our Meeting Materials because it reduces printing, paper and postage and delivery costs.

Registered shareholders may attend the Meeting online or may be represented by proxy. If you are a registered shareholder and are unable to attend the Meeting online, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 by 10:00 a.m. (Toronto time) on February 24, 2023 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting).

Non-registered beneficial shareholders, whose shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary. All non-registered shareholders must follow the instructions set out in the voting instruction form and in the Circular to ensure that such

(ii)

shareholders’ common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are not a registered shareholder.

Holders of common shares registered on the books of the Company at the close of business on January 19, 2023 are entitled to notice of, and to vote at, the Meeting.

DATED at Toronto, Ontario this 16th day of January, 2023.

By Order of the Board of Directors

(signed) “Beena Goldenberg”

Beena Goldenberg

Chief Executive Officer

(iii)

TABLE OF CONTENTS

INFORMATION CIRCULAR	3

VOTING INFORMATION	3
Voting Shares and Record Date	3
Solicitation of Proxies	3
Notice-and-Access	4
Voting and Asking Questions	4
Appointment and Revocation of Proxies	5
Notice to Shareholders in the United States	7
Voting and Discretion of Proxies	7
Principal Holders of Voting Shares	8

BUSINESS OF THE MEETING	8
Receipt of Financial Statements	8
Election of Directors	8
Appointment of Auditor	20
Re-Approval of the 2020 Equity Inventive Plan	21
Approval of Articles of Amendment to Delete the Preferred Shares	22
Approval of Articles of Amendment for Share Consolidation	23

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	28

CORPORATE GOVERNANCE DISCLOSURE	28
Independence	28
Skills of Director Nominees	30
Mandate	32
Orientation and Continuing Education	32
Meetings	32
Position Descriptions	32
Code of Business Conduct and Ethics	32
Nomination of Directors	33
Other Board Committees	34
Assessments	35
Director Tenure	35
Board Interlocks	35
Diversity	35
Environmental, Social and Governance Initiatives	36
Cybersecurity	41
Nasdaq Corporate Governance	41

COMPENSATION OF EXECUTIVE OFFICERS	42
Named Executive Officers	42
Overview and Philosophy	43
Compensation Discussion and Analysis	43
Summary Compensation Table	50
Performance Graph	51
Equity Incentive Plans	51
Securities Authorized for Issuance under the Equity Compensation Plans	63
Burn Rate under the Equity Compensation Plans	64
Incentive Plan Awards	65

(i)

Group Retirement Programs	67
Benefits and Perquisites	67
Termination and Change of Control Benefits	67

DIRECTOR COMPENSATION	68
Overview and Philosophy	68
Elements of 2022 Director Compensation	69
Director Summary Compensation Table	70
Incentive Plan Awards	71
Share Ownership Policy	72
Directors’ and Officers’ Liability Insurance	72

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	73

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	73

ADDITIONAL INFORMATION	73

OTHER MATTERS	74

(ii)

INFORMATION CIRCULAR

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Organigram Holdings Inc. for use at the annual and special meeting (the “Meeting”) of its shareholders to be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1437 on Tuesday, February 28, 2023 at 10:00 a.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. The Meeting has been called for the purposes set forth in the notice of annual and special meeting of shareholders (the “Notice of Meeting”) that accompanies this Circular. Unless otherwise stated, all information in this Circular is current as of January 16, 2023.

Similar to last year, we have again taken into account the ongoing impact of COVID-19, as well as the high number of flu cases that are circulating communities, each of which has heightened public health and travel concerns for in-person annual meetings. Accordingly, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company by conducting this year’s Meeting in a virtual-only format, which will be conducted via live audio webcast over the internet. Shareholders will have an opportunity to participate at the Meeting online regardless of their geographic location. A summary of the information that shareholders will need to attend the Meeting online is provided under “Notice-and-Access,” “Voting and Asking Questions at the Meeting,” “Appointment and Revocation of Proxies – Registered Shareholders” and “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

In this Circular, references to the “Company”, “we” and “our” refer to Organigram Holdings Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

VOTING INFORMATION

Voting Shares and Record Date

The record date for the Meeting is January 19, 2023 (the “Record Date”). The Company’s transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of the Company’s Common Shares. A holder of the Company’s Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. As of the date of this Circular, there were 313,856,912 Common Shares issued and outstanding, each carrying the right to one vote. Other than the contractual right to appoint two nominees currently held by BT DE Investments Inc. (“BAT”) as described herein, no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. BAT’s board representation rights pursuant to an investor rights agreement with the Company entitle BAT to appoint (i) 20% of the Company’s board of directors (the “Board”) for so long as it holds at least 15% of the issued and outstanding common shares of the Company from time to time; and (ii) 10% of the Board so long as BAT holds at least 10% of the issued and outstanding common shares of the Company from time to time.

Solicitation of Proxies

The solicitation of proxies is being made by or on behalf of management. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or other form of correspondence. The Company may cause a soliciting dealer group to be formed for the purposes of soliciting proxies for the Meeting, for which the Company would pay customary fees. The cost of solicitation of proxies will be borne by the Company.

Notice-and-Access

In connection with the Meeting this year, in compliance with applicable securities laws and an order of the Director under the Canada Business Corporations Act (the “CBCA”), the Company has elected to use the notice-and-access delivery model, which allows the Company to furnish the Circular, the accompanying proxy-related materials, the Financial Statements and associated management’s discussion and analysis (collectively, the “Meeting Materials”) to shareholders via the Internet. Under notice-and-access, shareholders will continue to receive a proxy or voting instruction form enabling them to vote at the Meeting; however, instead of a paper copy of the Meeting Materials, shareholders will receive a notice with information on how to access the Meeting Materials electronically. Shareholders are reminded to review the Circular prior to voting. Shareholders with questions about notice-and-access can call TSX Trust Company toll free at 1-866-600-5869. The Meeting Materials can be viewed online at https://docs.tsxtrust.com/2345 or under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with the information prescribed by applicable securities laws and a form of proxy (if a registered shareholder) or a voting instruction form (if a non-registered (beneficial) shareholder). The Company will not use procedures known as “stratification” in relation to the use of notice-and-access. Stratification occurs when an issuer using notice-and-access sends a paper copy of the Circular to some security holders with a Notice Package. Shareholders will only receive requirement notification documentation under the notice-and-access model, which will not include a printed copy of this Circular.

Shareholders who wish to receive paper copies of the Meeting Materials may request that a paper copy of the Meeting Materials be sent to them at no cost. Prior to the meeting, requests may be made by contacting TSX Trust Company toll free at 1-866-600-5869. We estimate that your request for Meeting Materials will need to be received on or before February 17, 2023 in order to receive your paper copies in advance of the deadline for submission of forms of proxy and/or voting instruction forms in respect of the Meeting. Shareholders who request paper copies of the Meeting Materials will have those Meeting Materials mailed to them within three business days of receipt of their request. Following the Meeting, requests for paper copies may be made up to one year from the date the Meeting Materials were filed on SEDAR and on EDGAR at www.sec.gov. To obtain paper copies of the Meeting Materials after the meeting, please contact TSX Trust by calling 1-866-600-5869.

Voting and Asking Questions at the Meeting

Once again, this year we are holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, where all shareholders regardless of geographic location will have an opportunity to participate in the Meeting. Whether or not they are able to attend the virtual meeting, registered shareholders and non-registered shareholders are encouraged to vote in advance of the Meeting.

Given this format, all shareholders are strongly advised to carefully read the voting instructions below that are applicable to them.

Voting as a Registered Shareholder

Registered shareholders on the Record Date may vote online at the virtual meeting at https://virtual-meetings.tsxtrust.com/1437. Registered shareholders should click on “I have a control number” and he, she, they, or ~~it~~ will be prompted to enter his, her, their or its twelve digit control number (which is located on their proxy form) and enter the password “ogi2023” (case sensitive). The shareholder has to be connected to the internet at all times to be able to vote – it is each shareholder’s responsibility to make sure that he, she, they or it stays connected for the entire Meeting.

Voting as a Non-Registered Shareholder

For non-registered shareholders, whose shares are registered in the name of an Intermediary, which is usually a trust company, securities broker or other financial institution, such non-shareholder’s Intermediary is entitled to vote the shares held by it and beneficially owned by the non-registered shareholder on the Record Date. However, the Intermediary must first seek the non-registered shareholder’s instructions as to how to vote his, her or its shares or otherwise make arrangements so that he, she or it may vote his, her or its shares directly. Non-registered shareholders may vote his, her, or its shares through such non-shareholder’s Intermediary or online at the virtual Meeting by duly appointing themselves as proxyholder as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

Non-registered shareholders that duly appoint themselves as proxyholder and obtain a control number as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”, may vote online at the virtual meeting at https://virtual-meetings.tsxtrust.com/1437. Non-registered shareholders should click on “I have a control number” and he, she, they or it will be prompted to enter his, her, they or its control number (obtained from TSX Trust Company) and enter the password “ogi2023” (case sensitive). The shareholder has to be connected to the internet at all times to be able to vote – it’s the shareholder’s responsibility to make sure that he, she or it stays connected for the entire Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered shareholders may still attend the Meeting as guests through the live audio webcast at https://virtual-meetings.tsxtrust.com/1437.

Asking Questions at the Meeting

Registered shareholders and non-registered shareholders who have appointed themselves as proxyholder and obtained a control number are eligible to ask a question during the Q&A portion of the Meeting. In the event that any such shareholder wishes to ask a question, the shareholder should select the messaging icon and type his, her, their or its question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the shareholder should click the arrow button to submit the question to the Chair of the Board. All submitted questions will be moderated by the Lumi platform before being sent to the Chair of the Board. Questions can be submitted at any time during the Q&A session up until the Chair of the Board closes the session.

Technical Assistance

Should a shareholder require assistance with the use of the virtual meeting platform, the shareholder can access additional information on Lumi’s website at https://go.lumiglobal.com/faq. Furthermore, should a shareholder wish to speak with a Lumi representative, through the website above, both a live chat service and a contact ticket system is available.

Appointment and Revocation of Proxies – Registered Shareholders

The following instructions are for registered shareholders only. If a shareholder is a non-registered beneficial shareholder, the shareholder should follow his, her, their or its Intermediary’s instructions on how to vote such shareholder’s shares. Non-registered shareholders should also refer to the discussion under “Appointment and Revocation of Proxies – Non-Registered Shareholders” in this Circular.

A registered shareholder on the Record Date may vote at the Meeting or appoint a person to represent such shareholder at the Meeting by proxy. A registered shareholder may either instruct that person on how they want that person to vote, or let him, her, they or it determine how to vote the shareholder’s shares. The persons named as proxyholders in the form of proxy are directors and/or officers of the Company. Each registered shareholder has the right to appoint a person other than the person named in the accompanying form of proxy, who need not be a shareholder, to attend and act for and on behalf of such registered shareholder at the Meeting. Any registered shareholder wishing to exercise such right may do so by inserting in the blank space provide in the applicable form of proxy the name of the person such registered shareholder wishes to appoint as proxy holder and by duly delivering such proxy, or by duly completing and delivering another proper form of proxy, to the Company’s transfer agent within the time period and at the address set out below.

Registered shareholders wishing to be represented by proxy at the Meeting are requested to complete, sign and date the accompanying form of proxy and return such proxy to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, not later than 10:00 a.m. (Toronto time) on February 24, 2023 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting). Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chair of the Company’s Board at his or her discretion without notice.

Registered shareholders who wish to appoint a person other than the management nominees identified on the form of proxy, must carefully follow the instructions in this Circular and on their form of proxy. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at http://tsxtrust.com/resource/en/75, after submitting their form of proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use by depositing an instrument in writing executed by the shareholder or by his, her, their or its attorney authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized, with TSX Trust located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 10:00 a.m. (Toronto time) on February 24, 2023 (at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any reconvened in the event of an adjournment of the Meeting). Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice.

A registered shareholder may also revoke his, her, their or its proxy at the Meeting provided that such shareholder is a registered shareholder whose name appeared on the shareholders’ register of the Company as at the Record Date.

Appointment and Revocation of Proxies – Non-Registered Shareholders

The information set forth in this section is of significant importance to shareholders who do not hold their Common Shares in their own name. A non-registered shareholder is a shareholder who beneficially owns shares that are registered in the name of an Intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds shares on behalf of the shareholder, or in the name of a clearing agency in which the intermediary is a participant. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company will distribute the Notice Package in connection with this Meeting to Intermediaries for onward distribution to non-registered shareholders. Intermediaries have obligations to forward Meeting materials to non-registered shareholders unless otherwise instructed by the shareholder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxy holders are permitted to vote at the Meeting. A non-registered shareholder should follow the directions of the Intermediary with respect to the procedures to be followed in order to permit the non-registered shareholder to direct the voting of shares beneficially owned by such shareholder. A non-registered shareholder wishing to attend and vote at the Meeting must insert his, her, their or its own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the Intermediary and return it in accordance with the Intermediary’s directions. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Non-registered shareholders who wish to attend and vote at the Meeting must also take the additional step of registering with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at http://tsxtrust.com/resource/en/75, after submitting their voting instruction form. Failure to register with the TSX Trust in advance of the proxy cut-off time will result in the non-registered shareholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces and territories of Canada. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces and territories of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation existing under the laws of Canada. The Company exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or judgment by, a United States court.

Voting and Discretion of Proxies

On any ballot that may be called for, the Company’s shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given on the proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted FOR such matter. The form of proxy confers discretionary authority upon the person named in the proxy to vote as he or she sees fit with respect to amendments to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any adjournment of the Meeting. As of the date of this Circular, management of the Company is not aware of any such amendment or other matter to come before the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and executives of the Company, the following table shows the names of the persons or companies who, as at the date hereof, beneficially own, or exercise control or direction over, securities of the Company carrying 10% or more of the voting rights of any class of voting securities.

Name of Shareholder	Number of Common Shares Owned[1]	Percentage of Outstanding Shares[2]

BT DE Investments Inc.	60,996,108	19.43%

BUSINESS OF THE MEETING

To the knowledge of the directors and executive officers of the Company, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting, which are set out in further detail below.

Receipt of Financial Statements

At the Meeting, shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended August 31, 2022 (“Fiscal 2022”) and the auditor’s report on such statements. The Company’s audited financial statements have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders may request a paper copy of the audited consolidated financial statements by contacting TSX Trust Company toll free at 1-866-600-5869. The financial statements and the report of the auditor thereon do not require a vote at the Meeting.

Election of Directors

At the Meeting, it will be proposed that nine directors be elected to hold office for a term expiring at the close of the next annual general meeting, or until their successors are elected or appointed in accordance with the provisions of the CBCA.

In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR of the appointment of the nominees who are named below. If any of the proposed nominees should for any reason be unable to serve as a director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provision

At the Company’s annual general and special meeting held on February 25, 2020, the Company’s shareholders approved an amendment to the Company’s articles, which removed the then existing advance notice provision from the Company’s articles. The Company’s shareholders passed an ordinary resolution

1 Number of shares held as of the date of this Circular.

2 Based on 313,856,912 issued and outstanding common shares as of the date of this Circular.

confirming the Amended and Restated By-Law No. 1 of the Company, which included revised advance notice provisions updated to current market standard (the “Advance Notice Provision”).

The Advance Notice Provision fixes a deadline by which shareholders must submit director nominations prior to any meeting of the shareholders. In the case of annual general meetings, advance notice must be delivered to the Company not less than 30 days prior to the date of the annual general meeting, provided, however, that if (a) the annual general meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual general meeting if first made by the Company, and (b) the Company uses “notice-and-access” (as defined in NI 54-101) to send proxy related materials to shareholders in connection with an annual general meeting, notice must be received not less than 40 days prior to the date of the annual general meeting. In the case of a special meeting of the shareholders (which is not also an annual general meeting of the shareholders), advance notice must be delivered to the Company not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Company.

The Advance Notice Provision requires any shareholder making a director nomination to provide certain important information about its nominee(s) with its advance notice. The Board may, in its sole discretion, waive any advance notice requirement. The Board believes that all shareholders should be provided with sufficient disclosure and time to make appropriate decisions on the election of their board representatives, allowing shareholders to fully participate in the director election process in an informed and effective manner. The Advance Notice Provision provides a transparent, structured, and fair director nomination process, consistent with the guidelines published by leading proxy advisory firms.

The Advance Notice Provision includes a provision providing for a forum for adjudication of certain disputes, whereby unless the Company approves or consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and appellate courts shall be the sale and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Company to the Company, (c) any action asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws of the Company (as either may be amended from time to time), or (d) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Company or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation, any registered or beneficial ownership thereof, in the securities of the Company shall be deemed to have notice of and consented to the provisions of the by-laws.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Majority Voting Policy

The Company had previously adopted a majority voting policy for its Board nominees in compliance with TSX rules. However, this policy was not renewed as of August 26, 2022, as new provisions of the CBCA introducing a statutory voting requirement for uncontested director elections came into effect. Under the CBCA amendments, shareholders are to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for the Board at an uncontested meeting. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board position will remain open or, if in the case of incumbent directors, such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

	Principal Occupation during the Past 5 Years and Experience

Peter Amirault, Chair of the Board Toronto, Ontario, Canada Age: 62	Director Since: June 2, 2016 Independent: Yes Other Public Board Membership: N/A

Mr. Amirault has been the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments, since 2009. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Mr. Amirault holds a BBA from Acadia University and an MBA from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels bring a wealth of knowledge to the Board and the Company.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings[1]	Overall Attendance

Chair of Board and Ex officio member at Committee Meetings	Number of meetings attended 10 of 10 (100%)	N/A	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

160,000	144,312	305,871

1 Mr. Amirault regularly attends committee meetings from time to time as a guest.

	Principal Occupation during the Past 5 Years and Experience

Beena Goldenberg, Director and Chief Executive Officer Toronto, Ontario, Canada Age: 60	Director Since: November 19, 2021 Independent: No Other Public Board Membership: N/A

Ms. Goldenberg has more than 30 years of experience in consumer-packaged goods manufacturing and marketing. Most recently, Ms. Goldenberg was President and CEO of The Supreme Cannabis Company Inc., where she achieved significant growth in the first year of her tenure through a focus on distribution, innovation, and brand portfolio development.

Ms. Goldenberg also served as Chief Executive Officer, President and General Manager at Hain-Celestial Canada, ULC where, among other notable accomplishments, she led the strategic growth of the company through the organic growth of existing brands by increasing distribution, launching on-trend innovations, integrating newly acquired US brands, and completing two Canadian acquisitions. During this time, Ms. Goldenberg also served two years as the Chief Executive Officer of Cultivate Ventures, the growth venture platform for The Hain Celestial Group, where she was responsible for investment in small portfolio brands and incubator opportunities with a focus on health and wellness. Before Hain-Celestial Canada, Ms. Goldenberg held senior leadership and marketing roles at other leading Canadian packaged goods companies, including Catelli Foods Corporation, Parmalat Canada and Pillsbury Company Limited. She also served on the Board of Food and Consumer Products of Canada, the largest CPG industry association, from 2008 to 2020. She holds a Bachelor and Master of Engineering (Chemical) from McGill University.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings[1]	Overall Attendance

Board	Number of meetings attended 10 of 10 (100%)	N/A	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs and PSUs

5,000	1,008,000	269,658

1 Ms. Goldenberg regularly attends committee meetings from time to time as a guest.

	Principal Occupation during the Past 5 Years and Experience

Dexter John, ICD.D, Director Toronto, Ontario, Canada Age: 53	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Mr. John, LLB, is the President and CEO of Morrow Sodali (Canada) Ltd. Prior to that, he was the Executive Vice President of D.F. King (Canada) and was responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the TSX. Mr. John also holds the ICD.D designation and currently serves on the board of the Financial Services Regulatory Authority of Ontario.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee CGNS Committee Investment Committee	Number of meetings attended 9 of 10 (90%)	Number of Audit Committee meetings attended 6 of 6 (100%) Number of CGNS Committee meetings attended 4 of 4 (100%) Number of Investment Committee meetings attended 13 of 14 (93%)	95.8%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

6,120	80,000	152,569

	Principal Occupation during the Past 5 Years and Experience

Geoffrey Machum, ICD.D, Director (Lead Independent Director from May 1, 2020 to October 31, 2021) Halifax, Nova Scotia, Canada Age: 62	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: Wildbrain Ltd.

Mr. Machum is a Partner at Stewart McKelvey LLP, Atlantic Canada’s largest law firm and one of the top 15 largest firms in Canada. He previously served as Chairman of the firm’s Regional Partnership Board and on its Compensation Committee, its Human Resources and Governance Committee, as well as on its Audit and Finance Committee. Mr. Machum was awarded King’s Counsel (formerly Queen’s Counsel) in 2003, and has received repeated recognition by Lexpert, Best Lawyers, and Benchmark Canada for his extensive experience in practice areas including commercial litigation, directors and officers liability, corporate governance, insurance, construction law, and products liability. Mr. Machum also advises and presents on ESG related matters and currently serves as President and Member of the Board of Governors of the Canadian College of Construction Lawyers’. Mr. Machum currently serves on the board of WildBrain Ltd., where he is the Chair of its Governance and Nomination Committee and member of its Human Resources and Compensation Committee and previously served on its Special Strategic Review Committee. Previously, he chaired the board of Halifax Port Authority, and served on the Governance, Human Resources and Audit and Finance Committees. Mr. Machum holds a BA in Economics Political Science from Dalhousie University, and an LLB from University of New Brunswick. Mr. Machum also received ICD.D designation from Rotman School of Management in 2015.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board CGNS Committee Compensation Committee	Number of meetings attended 9 of 10 (90%)	Number of Compensation Committee meetings attended 6 of 6 (100%) Number of CGNS Committee meetings attended 4 of 4 (100%)	96.7%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

4,500	80,000	162,818

	Principal Occupation during the Past 5 Years and Experience

Ken Manget, ICD.D, Director Toronto, Ontario, Canada Age: 60	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: Northern Genesis Acquisition Corp.

Mr. Manget is the former Global Head of Relationship Investing at Ontario Teachers’ Pension Plan Board where he was responsible for a global team in Hong Kong, London & Toronto and ran a multi-billion dollar portfolio of pre-IPO, public and private equity investments. Mr. Manget started his career at Schlumberger Limited as a Field Engineer in Venezuela. His finance background includes stints at Salomon Brothers in London and New York, at BMO Capital Markets where he has had exposure to all facets of the capital markets including: M&A, equities, fixed income, derivatives and securitization and at Desjardins Capital Markets where he was Head of Investment Banking. Mr. Manget holds a Mechanical Engineering degree from the University of Toronto and a Master of Business Administration from the Harvard Business School. Mr. Manget is a past board member of St. Joseph’s Health Centre Foundation, the Heart and Stroke Foundation (Ontario) and currently serves as a board member of the Canadian Ditchley Foundation and as an alumnus volunteer for Harvard University. In August 2020, he was appointed CFO and Director of Northern Genesis Acquisition Corp.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee Compensation Committee Investment Committee	Number of meetings attended 10 of 10 (100%)	Number of Audit Committee meetings attended 6 of 6 (100%) Number of Compensation Committee meetings attended 6 of 6 (100%) Number of Investment Committee meetings attended 14 of 14 (100%)	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

Nil	80,000	162,818

	Principal Occupation during the Past 5 Years and Experience

Sherry Porter, C.M., Director Halifax, Nova Scotia, Canada Age: 67	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEOs of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Company from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is a past Vice Chair of Dalhousie University and a past Chair of the Human Resources, Governance and Nominating, and she also serves as board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board CGNS Committee Compensation Committee	Number of meetings attended 10 of 10 (100%)	Number of Compensation Committee meetings attended 6 of 6 (100%); Number of CGNS Committee meetings attended 4 of 4 (100%);	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

19,500	80,000	170,775

	Principal Occupation during the Past 5 Years and Experience

Stephen A. Smith, Director Etobicoke, Ontario, Canada Age: 65	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: MAV Beauty Brands Inc., Freshii Inc., CE Brands Inc. and Flow Beverage Corp.

Mr. Smith is an accomplished executive with extensive leadership and managerial experience in complex, low margin and highly competitive retail environments. He currently serves on the board of directors of MAV Beauty Brands Inc. (Audit Committee Chair), Freshii Inc. (Lead Director and Audit Committee Chair), CE Brands Inc. (lead director) and Flow Beverage Corp. (Audit Committee Chair). From 2018 to 2019, Mr. Smith served on the board of directors of Newstrike Brands Ltd. (Lead Director and Audit Committee Chair). From 2013 to 2017, Mr. Smith served on the board of directors of CST Brands Inc., an SEC registrant (Audit Committee and Executive Committee). From 2014 to 2018, Mr. Smith held the position of Executive Vice President and Advisory Board Director of Jackman Reinvention, Inc., a privately held brand and strategy consulting firm in Toronto. From 2007 until 2013, Mr. Smith served as co-Chief Executive Officer and Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), Canada’s oldest and largest full-service restaurant company. From 1985 to 2007, Mr. Smith held various senior and executive level positions, including Executive Vice President, from 1999 to 2006, with Loblaw Companies Limited, the leading food and pharmacy retailer in Canada. Mr. Smith is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce degree from the University of Toronto.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee Investment Committee	Number of meetings attended 10 of 10 (100%)	Number of Audit Committee meetings attended 6 of 6 (100%) Number of Investment Committee meetings attended 13/14 (93%)	96.6%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

10,300	80,000	165,803

	Principal Occupation during the Past 5 Years and Experience

Marni Wieshofer, ICD.D, Director Santa Monica, CA, USA Age: 60	Director Since: January 12, 2021 Independent: Yes Other Public Board Membership: Thunderbird Entertainment Group Inc. and Hycroft Mining Holding Corporation

Ms. Wieshofer has served as the Head of Media and was a Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing mergers and acquisitions, capital markets, financial advisory and financial restructuring services including the Weinstein Company and Relativity Media bankruptcies. Before joining Houlihan Lokey, Ms. Wieshofer was Partner and Managing Director at MESA, a boutique advisory investment bank, where she spearheaded investment banking, strategy, and valuation engagements for companies throughout the media space. Her background also includes Chief Financial Officer and EVP of Corporate Development at Lionsgate Entertainment where she oversaw the company’s mergers, acquisitions, and other strategic financial initiatives. Ms. Wieshofer’s experience also includes prominent roles at Media Rights Capital, Alliance Atlantis Communications and Coopers & Lybrand Chartered Accountants. Ms. Wieshofer is currently Interim Chair of the Board and Chair of the Audit Committee at Thunderbird Entertainment Group Inc. (TSXV: TBRD, OTC: THBRF), a member of the Board of Directors of Hycroft Mining Corporation (NASDAQ: HYMC) and a member of the Board of Directors at Acceso Impact, Inc. (acceso.org). Ms. Wieshofer holds a BA from Western University, an MBA from the Rotman School of Management, is a Canadian Chartered Accountant and obtained the ICD.D designation in 2018. She was granted an Arbor Award in 2019 by the University of Toronto and was recognized by Variety Magazine in the 2018 Dealmakers Impact Report.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee Investment Committee	Number of meetings attended 10 of 10 (100%)	Number of Audit Committee meetings attended 6 of 6 (100%) Number of Investment Committee meetings attended 14/14 (100%)	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

Nil	80,000	122,803

	Principal Occupation during the Past 5 Years and Experience

Simon Ashton, Director Staines-upon-Thames, Surrey, England Age: 54	Director Since: February 23, 2022 Independent: Yes Other Public Board Membership: No

Mr. Ashton has extensive expertise in finance and business leadership and is currently Group Head of New Categories and Combustibles Finance at BAT. Throughout his nearly 30-year career with BAT, Mr. Ashton has led various Finance teams across Europe, Asia, the Middle East and Africa driving revenue growth, leading business transformation initiatives and finding innovative solutions to economic challenges. In addition, he also spent time in M&A, Operations Finance, and Audit.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Investment Committee	Number of meetings attended 4 of 7 (57.1%)	Number of Investment Committee meetings attended 3/6 (50%)	53.6%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

Nil	Nil	Nil

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the proposed directors is, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

To the knowledge of the Company, none of the directors of the Company:

(a)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

None of the proposed directors has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

The present auditor of the Company is KPMG LLP. KMPG LLP was appointed as auditor of the Company on December 14, 2020. The Board is recommending the re-appointment of KPMG LLP as the independent auditor of the Company, to hold office until the close of the next annual meeting of the shareholders or until its successor is appointed, and that the Board be authorized to fix the remuneration of the auditors.

In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR the re-appointment of the firm of KPMG LLP as auditors of the Company and to authorize the Board to fix KPMG’s remuneration.

Re-Approval of the 2020 Equity Incentive Plan

The Company’s long-term omnibus equity incentive plan (the “2020 Equity Incentive Plan”) was initially approved by the Board on January 23, 2020, and by the shareholders at the Company’s annual general and special meeting held on February 25, 2020. Under the rules of the Toronto Stock Exchange (“TSX”), shareholder approval is required for all unallocated equity-based incentive awards (“Awards”) under incentive plans such as the 2020 Equity Incentive Plan (which does not have a fixed maximum limit of securities issuable thereunder) every three years.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the resolution set out below (the “Incentive Plan Resolution”), re-approving the 2020 Equity Incentive Plan and all of the unallocated Awards issuable from treasury thereunder. To be effective, the Incentive Plan Resolution must be passed by a simple majority of the votes cast thereon by the shareholders present electronically or by proxy at the Meeting. Failure to obtain shareholder approval will result in all unallocated Awards being cancelled and the Company will not be permitted to make further grants until shareholder approval is obtained; however, all allocated Awards under the 2020 Equity Incentive, such as Options (as defined herein) that have been granted but not yet exercised, will continue to be unaffected.

A summary of certain key terms of the 2020 Equity Incentive Plan can be found under the heading “Compensation of Executive Officers – Equity Incentive Plans – 2020 Equity Incentive Plan”. A copy of the complete 2020 Equity Incentive Plan is attached to this Circular as Appendix A.

The text of the proposed Incentive Plan Resolution is set forth below. In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR this resolution.

RESOLVED THAT:

(a)

the omnibus equity incentive plan adopted by the board of directors (the “Board”) of the Company on January 23, 2020 (the “2020 Equity Incentive Plan”) and ratified by the holders (the “Shareholders”) of common shares of the Company (“Common Shares”) on February 25, 2020, in the form attached as Appendix A to the management information circular of the Company dated January 16, 2023, is hereby confirmed, ratified and approved, and the Company has the ability to grant awards under the 2020 Equity Incentive Plan in accordance with its terms until February 28, 2026;

(b)

the Board is hereby authorized to make such amendments to the 2020 Equity Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2020 Equity Incentive Plan, the approval of the Shareholders; and

(c)

any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Approval of Articles of Amendment to Delete the Preferred Shares

The articles of the Company provide that its authorized share capital is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (the “Preferred Shares”). The articles grant the Board the express authority to create one or more series of Preferred Shares, set the number of shares in the series, and determine the rights, privileges, restrictions and conditions applicable to each series, without shareholder approval (subject to certain exceptions). Shares with the characteristics of the Preferred Shares are often referred to as “blank cheque” preferred shares. There are no Preferred Shares issued and outstanding.

At the Meeting, shareholders will be asked to consider, and if deemed advisable, to approve, with or without amendment, the special resolution set out below (the “Preferred Share Resolution”), amending the articles of the Company in order to delete Preferred Shares from the share capital of the Company. The Preferred Share Resolution is primarily motivated by the Board’s desire to modernize the capital structure of the Company and conform to evolving corporate governance practices and published guidelines of major proxy advisory firms. Proxy advisory firms have expressed concerns regarding the potential dilutive effect of “blank cheque” preferred shares.

If the Preferred Share Resolution is passed at the Meeting, and after the articles of amendment (the “Articles of Amendment”) take effect, the authorized share capital of the Company would consist exclusively of an unlimited number of Common Shares.

The Articles of Amendment have been conditionally approved by the Board, subject to shareholder approval. Under the CBCA, the Preferred Share Resolution must be approved by a special resolution of the shareholders entitled to vote thereon, being at least two-thirds of the votes cast by the shareholders who voted in respect of that resolution, by proxy or in person. Failure to obtain shareholder approval will result in the articles not being amended. A draft of the Articles of Amendment is attached to this Circular as Appendix B.

For additional information on the Company’s share capital, reference is made to the full text of the Company’s articles, a copy of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The text of the proposed Preferred Share Resolution is set forth below. In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR this resolution.

RESOLVED THAT:

(a)	the articles of the Company be amended to delete in their entirety the Preferred Shares, of which there are none issued and outstanding, from the authorized share capital of the Company;

(b)	the authorized share capital of the Company, after giving effect to this special resolution, shall consist of an unlimited number of Common Shares; and

(c)

any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing special resolutions.

Approval of Articles of Amendment for Share Consolidation

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve, with or without amendment, the special resolution set out below (the “Share Consolidation Resolution”), amending the articles of the Company in order to consolidate the Company’s issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares (the “Share Consolidation”) on the basis of one (1) post-consolidation Common Share for each number of pre-consolidation Common Shares to be determined within a range of between one and a half (1 1⁄2) and four (4) pre-consolidation Common Shares (the “Consolidation Range”), with the final ratio to be determined by the Board, in its sole discretion.

If the Share Consolidation Resolution is approved, the Share Consolidation would only be implemented, if at all, upon a determination by the Board that it is in the best interests of the Company and its shareholders, in order to maintain its listing on the Nasdaq Global Select Market, if eligible, or the Nasdaq Capital Market (as applicable “Nasdaq”). The Board’s selection of the specific ratio will be based primarily on the price of the Common Shares at the given time and expected stability of that price.

Reasons for the Share Consolidation

The Share Consolidation is being proposed pre-emptively, to provide the Board with flexibility to elect to reduce the number of outstanding Common Shares by way of the Share Consolidation in order for the Common Shares to continue to be listed on the Nasdaq. The Nasdaq listing requirements stipulate that if a company trades for 30 consecutive business days below US$1.00 (the “Minimum Share Price Listing Standard”), Nasdaq will send a deficiency notice to the company, advising that it has 180 calendar days to regain compliance with the applicable requirements. As of the date of the Circular, the Common Shares have traded below the Minimum Share Price Listing Standard for 25 days. The Company has not yet received a deficiency notice from Nasdaq. In the event that the Company receives a deficiency notice, the Company may rely on the Share Consolidation to regain compliance with the Minimum Share Price Listing Standard and maintain its Nasdaq listing.

In addition, the Share Consolidation may also provide the potential benefits of (i) enhancing the marketability of the Common Shares given that an increase in the price per Common Share could increase the interest of institutional and other investors with policies that prohibit them from purchasing shares below a minimum price, and (ii) reducing volatility as a result of small changes in the share price of the Common Shares.

The Share Consolidation is subject to certain conditions, including the approval of the shareholders at the Meeting and acceptance by the TSX and Nasdaq. If the requisite approvals are obtained and the Board elects to proceed with the Share Consolidation, the Share Consolidation will take place at a time to be determined by the Board, subject to the CBCA. No further action on the part of shareholders would be required in order for the Board to implement the Share Consolidation. Shareholders will be notified and registered shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with the Share Consolidation. The Share Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Share Consolidation, the Company will file articles of amendment with the Director under the CBCA to amend the Company’s articles. The Share Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the CBCA in connection with such consolidation or such other date indicated in the articles of amendment.

Notwithstanding approval of the proposed Share Consolidation by shareholders, the Board, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to shareholders.

Under the CBCA, the Share Consolidation Resolution must be approved by a special resolution of the shareholders entitled to vote thereon, being at least two-thirds of the votes cast by the shareholders who voted in respect of that resolution, by proxy or in person.

If the Board does not implement the Share Consolidation within 12 months of the date of the Meeting, the authority granted by the Share Consolidation Resolution would lapse and be of no further force or effect.

The text of the proposed Share Consolidation Resolution is set forth below. In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR this resolution.

RESOLVED THAT:

1.

the Company be hereby authorized to amend its articles so that the issued and outstanding common shares (the “Common Shares”) in the capital of the Company are consolidated (the “Share Consolidation”) on the basis of one (1) post-consolidation Common Share for a number of pre-consolidation Common Shares to be determined within a range of between one and a half (1 1⁄2) and four (4) pre-consolidation Common Shares (the “Consolidation Range”) and the Board of Directors (the “Board”) be hereby authorized to determine the final consolidation ratio within such Consolidation Range, in its sole discretion, such amendment to become effective on such date and time the Board may determine within one year of the date hereof, all as more fully described in the Circular, and subject to all necessary stock exchange approvals;

2.

notwithstanding the passing of this resolution by the shareholders of the Company, the Board is hereby authorized and empowered without further notice to or approval of the shareholders not to proceed with the Share Consolidation or to revoke this resolution at any time prior to the Share Consolidation becoming effective without further approval of the shareholders;

3.

the amendment to the articles of the Company giving effect to the Share Consolidation will provide that no fractional Common Shares will be issued in connection with the consolidation and the number of post-consolidation Common Shares to be received by a shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such shareholder would otherwise be entitled to receive upon the implementation of the consolidation;

4.

any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing special resolutions.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. For illustrative purposes only, the following table sets forth, based on the number of Common Shares issued and outstanding as of the date of this Circular, the number of Common Shares that would be issued and outstanding (disregarding any resulting fractional Common Shares and subject to any issuances occurring after such date) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding Post Share Consolidation[1]
one (1) post-consolidation Common Share for every 2 pre-consolidation Common Shares	156,928,456
one (1) post-consolidation Common Share for every 4 pre-consolidation Common Shares	78,464,228

The Company does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Company will not proceed with the Share Consolidation if it will affect the listing of the Common Shares on the TSX or Nasdaq.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Company, including outstanding stock options, will be adjusted in accordance with their respective terms on the same basis as the Share Consolidation.

Effect on Beneficial shareholders

Beneficial shareholders (i.e. non-registered shareholders) holding Common Shares through an Intermediary should be aware that the Intermediary may have different procedures for processing a consolidation than those that will be put in place by the Company for registered shareholders. If shareholders hold their Common Shares through an Intermediary and they have questions in this regard, they are encouraged to contact their Intermediary.

Effect of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any of the Company’s outstanding convertible securities, including under outstanding stock options, warrants, rights, convertible debentures and any other similar securities will be proportionately adjusted upon the implementation of the Share Consolidation, in accordance with the terms of such securities, based on the Share Consolidation ratio.

Effect on Share Certificates

1 Based on 313,856,912 issued and outstanding shares as of the date of this Circular.

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing pre-consolidation Common Shares for share certificates representing post-consolidation Common Shares following the Share Consolidation or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post-consolidation Common Shares they hold following the Share Consolidation. The DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented the Company (or its transfer agent) will mail to each registered shareholder a letter of transmittal in connection with such consolidation. Each registered shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s pre-consolidation Common Shares. The transfer agent will send to each registered shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-consolidation Common Shares to which the registered shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered shareholder holds following the Share Consolidation. Beneficial shareholders (i.e. non-registered shareholders) who hold their Common Shares through Intermediaries and who have questions regarding how the Share Consolidation will be processed should contact their Intermediaries with respect to the Share Consolidation. See “Effect on Beneficial shareholders” above.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation. No delivery of a new share certificate to a shareholder will be made until the shareholder surrenders its certificates representing the pre-consolidation Common Shares along with the letter of transmittal to the Company’s transfer agent in the manner detailed herein.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Company and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Company’s transfer agent is the responsibility of the registered shareholder and neither the transfer agent nor the Company will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with the Share Consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of the Share Consolidation, such fraction will be rounded up or down to the nearest whole number.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the applicable consolidation took effect would be recast to give retroactive effect to such Share Consolidation.

TSX and Nasdaq Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the TSX and Nasdaq, and confirmation that, on a post-Share Consolidation basis, the Company would meet all of the TSX’s and Nasdaq’s applicable continued listing requirements (including, but not limited to, Nasdaq’s Minimum Share Price Listing Standard). If the TSX and/or the Nasdaq does not accept the Share Consolidation, the Company will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares after the Share Consolidation will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Share Consolidation such that the Company will be in compliance with the Minimum Share Price Listing Standard and avoid a delisting of the Common Shares from the Nasdaq, or that the market price of the Common Shares will not decrease in the future and again result in noncompliance with the Minimum Share Price Listing Standard. There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Company fails to meet other Nasdaq continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of the Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation the Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.

Although the Company believes that establishing a higher market price for the Common Shares could also enhance the marketability of the Common Shares by potentially broadening the pool of investors that may consider investing in the Company, including institutional and other investors whose internal investment policies prohibit or discourage them from purchasing shares trading below a certain minimum price and reduce volatility, there is no assurance that implementing the Share Consolidation will achieve either of these results.

If the Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following the Share Consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Share Consolidation may result in some shareholders owning “odd lots” on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots.”

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and each proposed nominee for election as a director of the Company, as a potential participant under the 2020 Equity Incentive Plan, has a material interest in the approval of the 2020 Equity Incentive Plan.

CORPORATE GOVERNANCE DISCLOSURE

Independence

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Board considers a director to be independent if he or she has no direct or indirect material relationship with the Company or its subsidiaries, as determined by the Board in consultation with the Corporate Governance, Nominating and Sustainability Committee (the “CGNS Committee”). A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the CGNS Committee, has determined that the following members of the Board are independent: Peter Amirault (Chair of the Board who served as Executive Chair from May 1, 2021 to October 31, 2021), Sherry Porter, Dexter John, Ken Manget, Stephen A. Smith, Geoffrey Machum (who served as Lead Independent Director from May 1, 2021 to October 31, 2021), and Marni Wieshofer. The Board, in consultation with the CGNS Committee, has also determined that the foregoing members of the Board and nominees to the Board are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

The only non-independent director is Beena Goldenberg due to her position as Chief Executive Officer of the Company.

Skills of Director Nominees

The Board skills matrix below represents some of the key skills that the Board (including the nominees to the Board), with input from the CGNS Committee, has identified as being valuable to the effective oversight of the Company and the execution of its business strategy.

Experience, Expertise or Attribute	Beena Goldenberg	Peter Amirault	Dexter John	Sherry Porter	Ken Manget	Stephen A. Smith	Geoffrey Machum	Marni Wieshofer	Simon Ashton

General Management & Business Operations	X	X	X	X	X	X	X	X	X

CEO Experience	X	X	X	X		X

CFO Experience					X	X		X	X

Other Executive Experience	X	X	X	X		X	X	X	X

Other Public Company Board	X		X		X	X	X	X

Industry Knowledge	X	X	X	X	X	X	X		X

Strategy Development	X	X	X	X	X	X	X	X	X

U.S. / Cross Border	X	X	X	X	X	X	X	X

Mergers & Acquisitions	X	X	X		X	X	X	X	X

Experience, Expertise or Attribute	Beena Goldenberg	Peter Amirault	Dexter John	Sherry Porter	Ken Manget	Stephen A. Smith	Geoffrey Machum	Marni Wieshofer	Simon Ashton

Capital Markets	X	X	X		X	X	X	X	X

Accounting / Financial Literacy	X	X	X	X	X	X	X	X	X

Risk Management	X		X	X	X	X	X	X	X

Legal / Regulatory	X		X			X	X	X

Compensation / Human Resources / Talent Development	X	X	X	X	X	X	X	X	X

Corporate Governance	X	X	X	X	X	X	X	X	X

Investor Relations / PR	X		X	X		X		X

Cybersecurity / IT	X							X	X

Manufacturing / Supply Chain	X	X		X		X		X	X

Mandate

The mandate of the Board is set out in the Charter of the Board of Directors attached as Appendix C to this Circular.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of the Company’s directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

The Company encourages (and provides suggestions and funding to) each of the directors to participate in continuing education activities in order to enable each director to better perform his or her duties and to recognize and appropriately handle issues that arise. The Company is also a member of ICD. Many Board members have significant experience in the governance of public companies; the Board believes this strengthens the effective operation and governance of the Board and the Company. In addition to formal director education activities, the Board committees work collaboratively by frequently sharing information and educational material, and by inviting Board members who do not sit on the relevant committee to committee meetings for observation or education purposes.

Meetings

The Board meets not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors takes place, which sessions are chaired by the Chair of the Board, as the Chair of the Board, Peter Amirault, is independent. During Fiscal 2022, Peter Amirault served as Executive Chair from September 1, 2021 to October 31, 2021 during which time Geoff Machum was appointed as Lead Independent Director.

In discharging its mandate, the Board and any committee of the Board have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having various members of senior management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only.

Position Descriptions

The Board has developed position descriptions for each of the Chair of the Board and the Chief Executive Officer. The Board has not developed position descriptions for the Chair of each committee of the Board. However, the Board has developed a mandate for each of these committees, and the Chair of each committee is responsible for ensuring that each mandate is followed.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company and its subsidiaries (collectively, “Organigram

Personnel”). The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. The Code specifically addresses such matters as general conduct, conflicts of interest, and compliance with all laws, rules and regulations, among others. It does not cover every issue that may arise, but sets out basic principles to guide Organigram Personnel.

The Company is committed to conducting its business in a lawful and ethical manner. The Code encourages Organigram Personnel to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and/or when in doubt about the best course of action in a particular situation. It is the policy of the Company and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith. Organigram Personnel who violate the standards in the Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Company and its subsidiaries.

The CGNS Committee, alongside management, annually reviews compliance with the Code and reports to the Board on the subject. Any waiver of the Code for directors or officers may be made only by the directors of the Company (or a committee of the Board of the Company to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. To date, no such waivers have been granted.

A copy of the Code is available on SEDAR at www.sedar.com.

In the event that a director of the Company has a material interest or other conflict of interest in respect of any matter requiring the approval of the Board of the Company, such director must declare his or her interest in the matter under consideration and abstain from voting on such matter.

The Board has adopted a whistleblower policy to provide a confidential complaint procedure through a third-party reporting service so that employees can anonymously report concerns regarding compliance with the Code and applicable laws, harassment or discrimination as well as accounting or auditing matters. This procedure is designed to ensure that employee complaints are treated as confidential. The assessment, investigation and evaluation of complaints are conducted by or at the direction of the Audit Committee for accounting or auditing matters and otherwise at the direction of the Company’s legal counsel.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual general meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the CGNS Committee is responsible for identifying and recommending suitable candidates to be directors of the Company. Where BAT nominee positions are vacated, BAT proposes replacement nominees from time to time to the Company in accordance with the terms and conditions of the investor rights agreement.

In seeking suitable candidates to be directors, the CGNS Committee seeks individuals qualified (in the context of the needs of the Company and any formal criteria established by the Board) to become members of the Board for recommendation to the Board. Recommendations concerning director nominations are to be, foremost, based on merit, performance and experience. When new directors are considered for appointment to the Board, diversity is also to be taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present on the Board (see “Diversity” below).

Other Board Committees

The Board has the following committees: (a) the Audit Committee, (b) the CGNS Committee, (c) the Compensation Committee, and (d) the Investment Committee.

Audit Committee

The members of the Audit Committee and its Chair are appointed by the Board for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The members of the Audit Committee are currently Stephen Smith (Chair), Dexter John, Ken Manget, and Marni Wieshofer all of whom are independent and financially literate, as required.

The responsibilities and duties of the Audit Committee are set out in the Audit Committee Charter, the text of which is set forth in Appendix to the Company’s Annual Information Form for the year ended August 31, 2022.

The Audit Committee complies with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules.

The United States Securities and Exchange Commission (the “SEC”) requires a company, like the Company, that files periodic reports under the Exchange Act, to disclose annually whether its board of directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The Board has determined that Stephen Smith is an “audit committee financial expert” as that term is defined by the SEC.

CGNS Committee

The members of the CGNS Committee and its Chair are appointed by the Board on an annual basis (or until their successors are duly appointed) and the CGNS Committee is charged with reviewing, overseeing and evaluating the governance and nominating responsibilities of the Board.

The CGNS Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The members of the CGNS Committee are currently Geoffrey Machum (Chair), Sherry Porter, and Dexter John, all of whom are independent. Each member of the CGNS Committee continues to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill vacancies by election from among the directors. If and whenever a vacancy exists on the CGNS Committee, the remaining members may exercise all powers of the CGNS Committee so long as a quorum remains.

Compensation Committee

The Compensation Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NP 58-201. The purpose of the Compensation Committee is to review, oversee, and evaluate the compensation policies of the Company. The members of the Compensation Committee are currently Sherry Porter (Chair), Ken Manget, and Geoffrey Machum, all of whom are independent.

Investment Committee

The Investment Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NP 58-201. The purpose of the Investment Committee is to assist the Board in discharging the Board’s oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements. The members of the Investment Committee are currently Dexter John (Chair), Ken Manget, Stephen Smith, Marni Wieshofer and Simon Ashton, all of whom are independent.

Assessments

The Board monitors the adequacy and timeliness of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The Board conducts an annual assessment by way of evaluation survey with respect to the functioning, effectiveness and contribution of the Board, its committees and each director. Feedback is solicited from each director and aggregated by the Chair of the CGNS Committee and the Chair of the Board for communication to and actioning by the Board.

Director Tenure

The Board believes that existing directors provide valuable perspective into the operations of the Company based on their experience and understanding of the Company’s history, policies and objectives. The Board does, however, recognize the benefit of new approaches and ideas that a new director may introduce.

Accordingly, the Board has adopted the following terms, which are applicable to all directors who are not also executive officers of the Company, subject to being annually re-elected by shareholders:

(a)	a non-executive director shall not stand for re-election at the annual general meeting of shareholders following the latter of his, her or their 75th birthday and 15 years of Board tenure; and

(b)	the Board, with the approval of a majority of the incumbent directors, may extend the term of any such non-executive directors for up to a three-year period.

Board Interlocks

As of the date hereof, none of the directors of the Company are currently serving on boards of other reporting companies (or equivalent), except for Stephen A. Smith, Geoffrey Machum, Ken Manget and Marni Wieshofer. Stephen A. Smith serves on the board of MAV Beauty Brands Inc., Freshii Inc., CE Brands and Flow Beverage Corp., Geoffrey Machum serves on the board of Wildbrain Ltd., Ken Manget serves on the board of Northern Genesis Acquisition Corp. and Marni Wieshofer serves on the board of Thunderbird Entertainment Group Inc. and Hycroft Mining Holding Corporation.

As of the date hereof, the Board has not adopted a formal policy with respect thereto. However, the CGNS Committee actively monitors the number of public company memberships of the directors of the Company. The Board considers interlocking memberships on a case-by-case basis and considers recommendations from the CGNS Committee with respect thereto.

Diversity

The Company recognizes the importance of having diversity on its Board and in senior management. Diversity enriches discussions among the directors of the Board and members of senior management and better reflects the Company’s evolving relationships with its employees, shareholders and other stakeholders. In furtherance of this purpose, the CGNS Committee and the Board are guided by the following principles when identifying candidates to recommend for election or appointment to the Board or to fill a senior management position, respectively:

(a)

an intention that the Board and senior management be composed of individuals who possess extensive knowledge and competencies, diverse points of view, and relevant expertise, enabling each director and member of senior management to make an active, informed and positive contribution to the operation and oversight of the Company, the conduct of its business and its future development;

(b)

seeking a balance in terms of the knowledge and competencies of directors and members of senior management to help the Board and senior management, respectively, fulfil their responsibilities in all respects; and

(c)

considering diversity criteria by seeking directors and members of senior management who represent both genders, various ages, and geographic and ethnic diversity, as well as a broad range of business and educational experience, professional expertise, personal skills and perspectives.

Currently, the Company has three women on the Board representing 33.3% of its proposed nine members and five female executive officers, including its CEO, representing 50% of the Company’s ten executive officers. At present, there is one member of a visible minority on the Board, representing 11.1% of the proposed nine directors, and no members of a visible minority in an executive officer position. There are no Aboriginal peoples and no persons with disabilities on the Board or in executive officer positions. The number and proportion of members of the Board and of senior management who self-identify as being a member of one or more of the aforementioned designated groups has been furnished by the respective individuals on a voluntary basis, and such responses have not been independently verified by the Company. The Company has not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

As part of the annual performance evaluation of the effectiveness of the Board, its committees and individual directors, the CGNS Committee will consider the balance of skills, experience, independence and knowledge of directors as well as diversity representation on the Board, including gender. Similarly, as part of its evaluation of the performance and effectiveness of senior management, the Board will consider the balance of skills, experience, independence and knowledge of members of senior management as well as diversity representation of senior management, including with regards to gender. Reflective of the Company’s commitment to advance gender diversity on the Board and in senior management positions, the CGNS Committee previously retained Women Get on Board to provide a shortlist of qualified women candidates for the Board. The Company is maintaining this list for future consideration.

Environmental, Social and Governance Initiatives

Organigram has applied increased focus to environmental, social and governance (“ESG”) issues (including equity, diversity and inclusion (“EDI”) initiatives) with a focus on being a good corporate steward and a responsible member of the communities in which it operates. The Company has made efforts to support EDI within its workforce, and to create structures and corporate policies that support ethical, accountable and transparent practices.

The CGNS Committee provides oversight for environmental and social issues facing the Company and receives regular updates from management on initiatives and progress in these areas. The Company is considering material environmental and social factors in various aspects of its operations and working to mitigate identified risks.

The Company released its inaugural ESG report in November 2022 (the “ESG Report”), a copy of which is available under the Company’s profile on SEDAR. The ESG Report outlines the Company’s current standing on three broad parameters:

•	Governance;

•	Environmental Impact; and

•	Social Impact.

This ESG report outlines the Company’s approach, details the progress the Company has made through Fiscal 2022 as well as explicitly mentioning opportunities for improvement in the Company’s Fiscal 2023 year. As a leading licensed producer, the Company recognizes its responsibility and the role it plays in defining the ethical standards of the emerging cannabis industry.

Growing and cultivating cannabis and manufacturing and distributing cannabis products requires natural resources, including a significant amount of energy use. The Company recognizes its responsibility to conserve and reduce the energy and natural resource intensity of its production and is committed to understanding its use of natural resources across the enterprise, identifying ways to reduce it, and executing initiatives that lower its environmental impact. Reducing its impact on the planet will also be a critical cost-mitigation strategy as energy prices rise and the impacts of climate change further strain access to natural resources such as water. Addressing climate risk will help limit our exposure to future regulatory risks linked to carbon emissions. We also recognize that consumers increasingly demand brands that contribute to environmental protection.

GHG Emissions

The Company has gone to great lengths to reduce both its power consumption and emissions at its three production facilities. In terms of CO2 emissions, the Company’s metrics will largely indicate increases, which reflects growth and scaling up of operations, including doubling capacity in the Moncton facility, and adding two operating facilities following the acquisition of The Edibles and Infusions Corporation and Laurentian Organic Inc.. With documented baselines, the Company will now be able to set future targets on the metrics collected for the purpose of the ESG Report.

Note that due to the complex process of integrating our recently acquired growing facility in Lac-Supérieur into our organization, the Company does not yet have sufficient data to report on in terms of emissions for that site.

From a logistics’ perspective, the Company has worked to optimize freight routes to reduce the CO2 emissions generated by transportation for inbound and outbound. For the fiscal year ended August 31, 2021 (“Fiscal 2021”), the Company’s shipments emitted 1,229 metric tonnes of CO2, with an increase of 28% in Fiscal 2022 to 1,575 metric tonnes of CO2, this comes amid an 85% increase in sales, highlighting our commitment to reduce the impact of our emissions.

Energy

While Organigram has observed increases in both emissions and consumption, significant initiatives were undertaken to offset the impacts of our increasing scale, including the conversion of the 16,000 lights used in our growing rooms at the Moncton site from High Pressure Sodium (HPS) to Light Emitting Diode

(LED) lighting, in addition to improvements to our watering techniques which have greatly reduced our water usage.

In Fiscal 2022, the Moncton site produced a total of 970 metric tons of carbon dioxide (CO2), a small increase from 945 metric tons in Fiscal 2021, however the Company was able to cut the per kilogram usage in half from 0.02 to 0.01 CO2 Emissions in Metric Tons Per KG sold. The Winnipeg facility began operations in the last month of Fiscal 2021, therefore the baseline for Fiscal 2022 is 333 CO2 metric tons. As such our baseline of measurable CO2 emissions for Fiscal 2022 is 1,303 CO2 metric tons at our Moncton and Winnipeg facilities (excluding Lac-Supérieur). In Fiscal 2022, the energy consumption at the Moncton site per Kilogram sold was reduced by –30% from 1,700 kilowatt-hours (KWh) /KG sold to 1,196 KWh/KG sold due to the investment in LED light conversion, reducing power consumption by –40% per grow room. Overall, energy consumption saw an increase in Fiscal 2022 in keeping with increased emissions, due to our scale up of operations. The site consumed 101,732,614 KWh, up from 77,978,974 KWh in Fiscal 2021, the Winnipeg facility began operations in the last month of Fiscal 2021, therefore the baseline is 937,800 KWh for Fiscal 2022. Similarly, for the Lac-Supérieur site, the Company does not have a full Fiscal 2022 baseline and will start the baseline in Fiscal 2023 as the Company is rebuilding the site from 1 grow room to 5 grow rooms and expanding packaging and warehousing space at that facility.

Water

As previously mentioned, in Fiscal 2022 we undertook numerous projects at our Moncton site with the aim of reducing our impact. During this period, we researched and adopted a technique known as fractional watering in most of our grow rooms, resulting in the plants using less water while being fed more frequently. We also upgraded our pre-vegetation area from flood irrigation to drip irrigation, reducing the use of excess water. The Company brought more grow rooms online in Fiscal 2022 which offset improvements the Company expects it otherwise would have seen.

In Fiscal 2022, the total water withdrawal in Moncton was 155,758 cubic metres (m3), up from 116,128 m3 in Fiscal 2021. Water use per square foot in Moncton was 0.291 m3/sq foot up from 0.253 m3/sq foot in Fiscal 2021, an increase of 15% in water consumption, keeping in mind the addition of 40% more grow rooms. Note that the grow rooms were brought online on a rolling basis throughout Fiscal 2022.

At present the Company has no baseline for comparison at its Winnipeg site, however in Fiscal 2022, water withdrawal totaled 4,190 m3, with water use per square foot coming in at 0.082 m3/sq foot. This data will be used as a baseline for comparison in subsequent years.

At this time, we the Company does not have sufficient data on water consumption at its site in Lac-Supérieur, which draws its water from a well, however the Company is committed to establishing baselines for these important metrics so that it can track its progress over time.

Waste

Much like energy and water consumption, our total waste produced in Fiscal 2022 was higher than the year before reflecting our growth, however we did make improvements in redirecting our waste to recycling facilities. In Fiscal 2022 at our Moncton site, we produced a total of 1,139 tons of waste, up from 69 tons in Fiscal 2021.

While that marks a large increase, we made sizeable improvements in our ability to divert that waste away from landfills, with 12% of that waste being recycled in Fiscal 2022, up from just 6% in Fiscal 2021. At this time, we do not have sufficient data on the waste produced at our more recently integrated sites in Winnipeg and Lac-Supérieur.

Organigram considers its social element as how it manages its relationships with employees, customers and the community to have impact. As part of an overall ESG plan during Fiscal 2022, the executive officers of the Company participated in an instructor-led workshop on EDI in the workplace. Having a diverse and inclusive culture is one important initiative of the Company. It has been considered one of the factors that helps drive innovation and performance. By capitalizing on the diverse skills, background and experiences of its workforce, the Company believes it can unlock its full potential. The workshop was designed to allow executive officers to learn the skills and behaviours that foster an inclusive culture and was based on global research, data and insights that explored such concepts as: challenges to diversity such as stereotypes, bias, micro-inequities and aggressions; unconscious bias; distinctions between equality and equitability/equity; the legal, business and moral case for diversity and inclusion and behaviours that foster an inclusive culture.

The Company launched its Corporate Social Responsibility (CSR) program in Fiscal 2022. Measuring our social impact doesn’t stop there. The Company’s ESG report also highlights advancements made on issues relating to diversity, labour management and also health and safety.

Diversity and Inclusion

Organigram is proud to be led by a woman. The Company’s Chief Executive Officer Beena Goldenberg is the only female CEO of a major licensed cannabis producer in Canada. Our Senior Leadership Team is 50% female, and our workforce is 45% female overall. While the onset of the COVID-19 pandemic was well before the fiscal year ending August 31, 2022, the virus still had an impact on our people and our operations during this period.

Throughout the pandemic, it was well documented that women were generally harder hit by pandemic-related economic hardships, which is one of many reasons why we remain focused on supporting women in our workforce.

At Organigram we are passionate about creating an environment where talented people thrive. To establish that environment, we are focused on three main areas of growth

1.	Expecting quality of work, but remaining flexible with time and circumstance

2.	Embracing technology as a tool of connection and success

3.	Building opportunities for mentorship

As of the end of Fiscal 2022, three out of our nine board members, or 33%, are women, an increase from 25% last year. Out of ten senior leaders, 5 (50%) are women. We are proud of the gender diversity throughout all our operations across Canada.

Community Impact

As previously mentioned, Fiscal 2022 saw the launch of the Company’s CSR Program Organigram Operating for Good.

The purpose of our CSR program is an extension of this vision that reflects our commitment to building healthy communities where we live and work.

With employees across Canada and facilities and offices in Moncton (New Brunswick), Toronto (Ontario), Winnipeg (Manitoba), and Lac-Supérieur (Quebec), we felt that it was important to give back and help the communities we live and work in. With that in mind, the Company has committed to a global movement called Pledge 1%.

What is Pledge 1%?

Pledge 1% is a global movement that invites all entrepreneurs and their companies to commit important resources, like time or product, to support integrating philanthropy into their business from an early stage. Our Pledge is to “Pledge 1% of Time,” meaning we will pledge 1% of our employees’ work hours to help the people with causes that are focused on building healthy communities they live and work in.

As an organization, we have highlighted three distinct areas of focus for our community outreach:

1.	Clean Neighbourhoods

2.	Safe Housing

3.	Access to Food

In Fiscal 2022, Organigram employees donated a total of 746 hours to various charities in communities across Canada, including where our three production facilities are located, but also in Toronto, Ontario.

These employees have taken part in a number of volunteer-led events helping complete meaningful tasks such as highway cleanups and building care kits for a social service charitable organization that fosters long-lasting and positive change in the lives of homeless and low-income people living across Toronto.

This was the inaugural year of Organigram Operating for Good, and we look forward to seeing what our team will accomplish, and whose lives we’ll be able to impact next year.

Health and Safety

At Organigram employees’ safety is paramount at all three facilities. Even as the Company’s employee base grew during Fiscal 2022, Organigram was able to lower its injury frequency.

In Fiscal 2022, the Company recorded a Total Recordable Injury Frequency (TRIF) of 0.9, down from 2.0 in Fiscal 2021, while reducing the recordable injuries by 40% and doubling the number of hours worked.

In addition, the Company increased its safety programs and policies from 90 in Fiscal 2021 to 106 in Fiscal 2022.

Labour Management

Affordability is an issue all over Canada, and as a large employer in a growing industry we have both an opportunity as well as a responsibility to set meaningful precedents, that hopefully our peers will follow. Across the board we saw employee wages increase 3% year-over-year.

This includes a meaningful increase to an hourly wage of $16.23 in FY2022, from $14.28 for our level 1 employees, which are among the most numerous. This wage increase went into effect in October 2021.

Salaried employees, meantime, are competitively compensated, and growth within the company is not only common, but encouraged and celebrated. Additionally, we offer these employees access to a wellness program, medical benefits, an Employee Assistance Program, as well as a group RRSP program that recently saw an increase in the employer matching from 3% to 4%.

Labour management is about more than wages. Creating a culture in which talented people feel appreciated and motivated to do their best work is also very important. This is why during this term, we implemented regular employee engagement surveys, as well as regular recognition during our monthly town halls for employees living our values.

The Company also participated in a number of local community initiatives during Fiscal 2022 including a sub temperature freezer loan to the Province of New Brunswick to store COVID-19 vaccines; donation of personal protective equipment including gloves and masks early in the COVID-19 pandemic, where there was sufficient supply for personnel; donation of inputs to make hand sanitizer for distribution within a local healthcare network, a contribution to Moncton Headstart and participation in local initiatives including food bank drives.

Cybersecurity

Organigram employs a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report any suspected advanced persistent threats. The Company’s information security program, policies, and standards are periodically reviewed. All employees are required to complete an annual Security Awareness Training Program. Organigram also conducts routine internally focused exercises to help raise employee awareness of the risks associated with cybersecurity.

With facilities in multiple provinces, and a Company-wide adoption of a hybrid work model for salaried employees, monitoring the cybersecurity of our people and corporate infrastructure has never been more important. Organigram has a highly trained IT department who has worked to integrate the more recently acquired facilities and employees into the ecosystem.

Multi-Factor authentication was implemented for corporate-connected devices during Fiscal 2022. The Company also implemented training programs related to cybersecurity during this period, in addition to having all employees be subject to policies to ensure best and safe practices are upheld.

The Company also completed a review of risk management policies and implemented a crisis communication plan in Fiscal 2022.

Nasdaq Corporate Governance

As a registrant under section 12(b) of the Exchange Act, the Company is required to comply with certain provisions of the Exchange Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the Nasdaq Stock Market LLC, in each case, as applicable to foreign private issuers (as defined in Exchange Act Rule 3b-4). As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice under applicable Canadian requirements differs from the Nasdaq corporate governance standards is described in the Company’s annual report on Form 40-F, filed with the SEC under the Exchange Act.

Board Diversity Matrix (As of January 16, 2023)

Country of Principal Executive Offices:	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	9

	Female	Male	Non- Binary	Did not Disclose Gender

Part I: Gender Identity

Directors	3	6	-	-

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	3

LGBTQ+	-

Did Not Disclose Demographic Background	-

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

For the purposes of this section, “Named Executive Officer” or “NEO” means each of the following individuals:

•	the Chief Executive Officer (“CEO”);

•	the Chief Financial Officer (“CFO”);

•

each of the three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation exceeds $150,000; and

•

any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended August 31, 2022.

For Fiscal 2022, Beena Goldenberg, CEO; Derrick West, CFO; Paolo De Luca, Chief Strategy Officer; Tim Emberg, Chief Revenue Officer; and Helen Martin, Chief Legal Officer, are each a NEO of the Company for the purposes of the following disclosure.

Overview and Philosophy

The Company’s process for determining executive compensation is based largely on broad discussion between management, the Compensation Committee and the Board at large, with input from compensation consultants from time to time.

The Compensation Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the Compensation Committee based on current requirements of management and in reference to external experience.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Compensation Discussion and Analysis

Compensation Objectives

The Company, the Compensation Committee and management recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The primary objective of the Company’s compensation program is to maximize the Company’s competitive advantage by attracting, motivating and retaining its most qualified employees. The Company also strives to ensure a strong link between compensation and performance in order to align the senior management team’s interests with the interests of shareholders. The compensation program is designed to reward meaningful results that support the Company’s strategic goals.

The Company’s policy is to provide target total compensation that is generally competitive with the median of a group of companies of a comparable size and industry when performance expectations are met. The compensation program is structured to provide compensation that is above the market median when results exceed the Company’s business objectives and below market median when results are not met. The Company believes that this approach will align the financial interests of the executive officers with the financial interests of shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its 2020 Equity Incentive Plan, which replaced the Company’s equity incentive plan approved on December 19, 2017 (the “2017 Equity Incentive Plan”) and the Company’s stock option plan approved on August 2, 2011 (the “2011 Stock Option Plan”). Recommendations for senior management compensation are presented to the Board for review by the Compensation Committee.

Independent Compensation Consultants

The Compensation Committee’s charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Compensation Committee at the cost of the Company without obtaining the Board’s approval, based on its sole judgment and discretion. The Company has previously engaged Hugessen Consulting (“Hugessen”) to provide compensation consulting services to the Compensation Committee. The Compensation Committee intends to procure such services every two years unless otherwise determined to be required more or less frequently. In Fiscal 2022 and Fiscal 2021, the fees paid to compensation consultants were as follows:

Compensation Consultant	Date Originally Retained	Fiscal Year	Executive Compensation- Related Fees	All Other Fees

Hugessen	May 2018	2022	$31,589	Nil
		2021	$42,934	Nil

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers. The Board reviews at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s insider trading policy restricts: (a) all members of the Board, officers and senior management of the Company and its subsidiaries; (b) all employees of the Company and its subsidiaries; and (c) their respective associates (including immediate family members who reside in the same home as that person) from engaging in (i) short sales of securities of the Company, (ii) buying or selling put or call options on securities of the Company, or (iii) entering into other derivative contracts or hedging transactions with respect to securities of the Company. In addition, the 2020 Equity Incentive Plan contains restrictions on the purchase by participants of financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Share Ownership Policy

The Board has adopted a minimum share ownership guideline for all directors and, certain executive officers of the Company. The purpose is to create alignment between directors, officers, and shareholders interest. Pursuant to the Company’s share ownership policy , the CEO is encouraged to hold an equity ownership interest with a total value equal to at least three times his or her annual base salary; each of the Chief Financial Officer and other NEOs are encouraged to hold an equity ownership interest with a total value equal to at least two times their annual base salary; each member of senior management holding a Senior Vice President title is encouraged to hold an equity ownership interest with a total value equal to at least their annual base salary and each director is encouraged to hold an equity ownership interest with a total value equal to at least three times their annual cash retainer; in each case within the later of five years of (a) the date of the policy or (b) the date of becoming a member of senior management or director, as applicable. For purposes of these guidelines, share ownership includes any (a) Common Shares owned, directly or indirectly, by the director or employee or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and (b) RSUs and PSUs issued and vested pursuant to the Company’s equity incentive plan. For purposes of determining compliance with the policy, the “value” of Common Shares held will be calculated using the higher of the (a) cost base or (b) current market price. Senior management and the directors are encouraged to comply with the ownership guidelines as soon as reasonably feasible barring any blackout period or other trading restriction.

Benchmarking

In 2021, the Compensation Committee, with the assistance of an external compensation consultant, compared the Company’s CEO and CFO and certain NEO compensation levels to those of a peer group to evaluate their competitiveness. The compensation peer group is intended to provide a balanced and objective view of broader compensation practices within the Company’s competitive market. The Compensation Committee used the 2021 benchmarking data to review the Company’s compensation levels in Fiscal 2022. The 2021 primary peer group was determined to be as follows:

Company	Sector	Headquarters

Planet 13 Holdings Inc.	Pharmaceuticals	USA

MGP Ingredients, Inc.	Distillers and Vintners	USA

Sundial Growers Inc.	Pharmaceuticals	Canada

Harvest Health & Recreation Inc.	Pharmaceuticals	USA

HEXO Corp.	Pharmaceuticals	Canada

Charlotte’s Web Holdings, Inc.	Pharmaceuticals	USA

Knight Therapeutics Inc.	Pharmaceuticals	Canada

The Valens Company Inc.	Pharmaceuticals	Canada

Corby Spirit and Wine Limited	Distillers and Vintners	Canada

Andrew Peller Limited	Distillers and Vintners	Canada

The Company’s goal is to generally set the target total direct compensation at or around the median of the peer group while allowing variable compensation to pay out above median when targets are exceeded. Compensation for any given executive may be set above or below the median to reflect the strategic importance of the executive’s role as well as individual performance and potential. Although market data is used to inform compensation decisions, the Company ultimately relies on its own experience, information and deliberations to determine individual compensation arrangements. The Company has established more robust and precise performance targets tied to Company performance, which it intends to implement in fiscal 2023, and has already ensured communication of such information throughout the organization. The Compensation Committee intends to review the compensation peer group biennially to ensure the group is appropriate for compensation planning, with the next review occurring in 2023.

Principal Elements of Compensation

The Company’s executive compensation program includes three principal elements: (a) base salary; (b) short-term incentive plan; and (c) long-term incentive plan. The combined total compensation framework is designed to support a pay for performance philosophy while achieving a market competitive total target compensation package:

Compensation Element	How it is Paid	Purpose and What it is Designed to Reward	Key Features

Base Salary	Cash (Not at Risk)	To aid in attraction and retention of executive talent through a market competitive fixed rate of pay

•    Reflects an individual’s level of responsibility and authority

•    Individual salary recommendations based on reference group data and individual contribution and performance

•    Performance period: one year

Short Term Incentive Plan (“STIP”)	Cash/Equity (At Risk)	Motives employees to achieve individual and corporate objectives over the current fiscal year	• Each participant has a target annual incentive calculated as a percentage of salary. Payouts determined based on the achievement of corporate and individual performance objectives

Long Term Incentive Plan (“LTIP”)	Equity (At Risk)	Aligns employee motivations with the long-term performance of shares and vision of the Company	• Combination of RSUs and PSUs: vesting conditions as determined by the Board • Options: no value to recipient unless shareholder value created from time of grant • Performance period: up to 10 years

Compensation Decisions for 2022

Pay Mix

To support alignment of interests of executives with short- and long-term performance of the organization, the Company’s executive compensation framework provides for a portion of total compensation to be at risk. In Fiscal 2022, 50% of the CEO’s compensation was “at risk” and 44% of the NEO compensation was “at risk”.

Base Salaries

Base salary of executives is reviewed annually by the Board. In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry as well as other industries which are similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the commitment which the executive officer has demonstrated to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

STIP

The STIP is designed to motivate executives to achieve certain corporate and individual objectives. The STIP is recommended by the Compensation Committee and approved by the Board. Corporate objectives are financial in nature and equally weighted between budgeted values for the metrics net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)1. Individual objectives are financial and strategic in nature and set for each executive at the beginning of the fiscal year.

	CEO	Other NEOs

Target STIP	50%	40%

STIP Award Range	0%-50%	0%-40%

Corporate Objective Weight	80%	75%

Individual Objective Weight	20%	25%

Individual objectives are financial and strategic in nature and set for each executive at the beginning of the year. Each corporate objective metric has a threshold level (90% of target) below which no payout will occur for that metric. In Fiscal 2022, the Company achieved a payout of 100% on the net revenue metrics but received no payout for the Adjusted EBITDA metric as the Company did not achieve the threshold level of payment.

There was a gating requirement for STIP for Fiscal 2022 below which no payment under STIP would occur. In Fiscal 2022, this gating requirement was set at 90% of the Adjusted EBTIDA target which the Company did not meet. However, in acknowledgement of the significant improvement in Adjusted EBITDA from Fiscal 2021, the Compensation Committee exercised its discretion to waive the Adjusted EBITDA gating requirement for Fiscal 2022 resulting in a payout of the corporate portion of the plan of 50% based on achievement of the net revenue target.

LTIP

Long term incentives are awarded to named executives as part of a competitive total compensation package. The intention of the LTIP is to reward achievement and promote buy-in of the long term plans of the Company, to award employees for outstanding performance against those long term plans and to align employees’ interest with the performance of shares and interests of shareholders while supporting capital accumulation.

Target long-term grants are recommended by the Compensation Committee and approved by the Board. For Fiscal 2022, the LTIP for NEOs consists of 50% RSUs (as defined below) and 50% PSUs (as defined below). RSUs, including those granted to the CEO, vest in thirds over a three-year time horizon. PSUs, including those granted to the CEO, vest wholly after a 3 year time horizon and are tied to the achievement of certain business objectives. For Fiscal 2022, the PSU grants are tied to 3 year cumulative goals of net revenue and Adjusted EBITDA. The PSU grant provides for the opportunity to achieve more or less than the targeted payout based on actual performance against objectives allowing for executives to earn more than the median of total compensation in the market. As such, the PSUs granted will be between 0% and 150% of target based on actual results.

1Non-IFRS measure: see “Cautionary Statement Regarding Certain Non-IFRS Measures” in the Company’s fiscal 2022 Management’s Discussion and Analysis, which is incorporated by reference herein and is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Stock Options Grant

While the Company’s normal course annual long-term incentive plan is comprised of 50% PSUs and 50% RSUs, as a matter of policy, the Compensation Committee considers stock option awards on a periodic basis (e.g., every few years). At the end of Fiscal 2022, the Compensation Committee assessed the market conditions, the talent market, and the Company’s exemplary performance in Fiscal 2022. The Compensation Committee recommended, and the Board approved, a stock option award for Organigram’s executives, including the CEO, which was granted in July 2022 with a grant value 100% of base salary for each executive. In making this decision, the Compensation Committee worked with its compensation consultant. The Committee considered several factors, including the high degree of competition for specialized talent in the cannabis market, and the desire to ensure the Company’s executives remain aligned with the Company’s shareholder outcomes over the long term. The Compensation Committee also considered the following accomplishments over the past several years, and the executive team’s contributions to these achievements which go beyond what is recognized without our annual STIP and LTIP program:

•	Market share was favourable to budget;

•	Cost/gram improvements exceeded Fiscal 2022 objectives;

•	Flower potency improvements were favourable to plan;

•	Exceeded the Company’s innovation target with number of new products introduced; and

•	Achieved 3 quarters of net positive Adjusted EBITDA.

The option awards have a 10-year term expiring in July 2032, and vest as follows:

(a)	1/3 of the options to vest on the grant date;

(b)	1/3 of the options to vest on the one (1) year anniversary of the Grant Date; and

(c)	1/3 of the options to vest on the two (2) year anniversary of the Grant Date.

The Compensation Committee believes that these option awards are a meaningful recognition of strong performance to-date and will serve as an effective retention mechanism for Organigram’s executives for the next several years. As such, the Compensation Committee and Board do not anticipate granting options in fiscal 2023.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the previous three completed financial years:

Names and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(4) ($)	Total compensation ($)
					Annual incentive plan(3) ($)	Long-term incentive plan ($)

Beena Goldenberg,(5) CEO and Director	2022	441,354	$222,672	$1,514,561	120,699	-	-	13,327	2,312,613
	2021	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-

Derrick West,(6) CFO	2022	305,000	$120,735	$342,852	54,900	-	-	43,956	867,443
	2021	273,600	40,011	69,127	20,665	-	-	20,208	422,601
	2020	164,633	61,480	746,000	20,250	-	-	8,492	1,000,855

Paolo De Luca,(7) Chief Strategy Officer	2022	267,240	$53,078	$300,993	60,931	-	-	67,353	749,595
	2021	265,493	38,826	69,127	20,043	-	-	24,765	418,254
	2020	261,813	109,002	-	39,300	-	-	30,915	441,030

Helen Martin,(8) Chief Legal Officer	2022	272,950	$108,050	$306,973	61,687	-	-	55,895	805,555
	2021	255,000	37,049	69,127	19,875	-	-	19,650	400,701
	2020	250,957	52,001	252,542	37,500	-	-	17,168	610,169

Tim Emberg, (9) Chief Revenue Officer	2022	252,350	$99,893	$284,049	60,564	-	-	47,435	744,291
	2021	234,800	45,445	69,127	24,500	-	-	19,044	392,916
	2020	229,028	47,846	-	46,000	-	-	16,405	339,279

Notes:

(1)

2022: Represents RSUs and PSUs granted at $2.87 in October 2021 and May 2022 as described in other tables. 2021: Represents RSUs and PSUs granted at $2.38 in January 2021 as described in other tables. 2020: Represents RSUs and PSUs granted at $4.29 in October 2019 as described in other tables.

(2)

These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended August 31, 2022, 2021, and 2021, consistent with the values used in the Company’s financial statements.

(3)	Cash bonus accrued at year end and paid subsequent to year end.
(4)	Includes perquisite of a car allowance, employer’s contribution under the Company’s deferred profit sharing plan, vacation payment, signing bonus and parking allowance, which perquisites vary by NEO.
(5)	Beena Goldenberg was appointed CEO September 9, 2021.
(6)

Derrick West was appointed CFO on March 4, 2020. Prior to being appointed CFO, Derrick West was a director of the Company. The 2022 and 2021 compensation was for services provided solely in his capacity as CFO. The 2020 salary above represents $32,746 for services provided in his capacity as a director and $131,887 for services provided in his capacity as CFO. The share-based awards were received for services provided in his capacity as director and the option-based awards, annual incentive plan and all other compensation were received for services provided as CFO.

(7)	Paolo De Luca was appointed Chief Strategy Officer on March 4, 2020. Paolo De Luca previously served as the CFO of the Company since December 19, 2017.
(8)

Helen Martin was appointed Chief Legal Officer on July 15, 2021. Prior to that, she served as Senior Vice President, Strategic and Legal Affairs from April 7, 2019 to July 14, 2021, and Vice-President, Strategic and Legal Affairs from November 28, 2018 to April 4, 2019.

(9)

Tim Emberg was appointed Chief Commercial Officer on October 6, 2022. Prior to that, he served as Chief Revenue Officer from July 15, 2021 to October 5, 2022, Senior Vice President, Sales and Commercial Operations from September 9, 2018 to July 14, 2021, and Vice President of Sales and Commercial Operations from October 2, 2017 to September 8, 2018.

Performance Graph

The following graph compares the Company’s performance since inception and ending on August 31, 2022 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of C$100:

The trend shown by the above performance graph does not directly correlate to the compensation received by the Company’s NEOs. The Company’s cumulative shareholder return performance reflects both operational and financial performance within the Company’s control as well as the impact of economic, industry, and market factors that are beyond the Company’s control. The Compensation Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short-term changes in the market price of the Common Shares.

Equity Incentive Plans

As of the date of this Circular, there are 16,881,683 awards outstanding under the Company’s equity incentive plans, each of which could be exercised or settled for one Common Share, which represents 5.38% of the Company’s issued and outstanding Common Shares as at the date of this Circular. Of these, 12,613,101 awards are governed by the terms of the 2020 Equity Incentive Plan, 3,536,066 awards are governed by the terms of the 2017 Equity Incentive Plan, and 732,516 awards are governed by the terms of the 2011 Stock Option Plan.

As a result, there remains an aggregate of 18,772,590 Common Shares (plus any awards forfeited or cancelled) available for issuance under the 2020 Equity Incentive Plan, representing approximately 5.98% of the Company’s issued and outstanding Common Shares as of the date of this Circular. No additional awards can be made under the 2017 Equity Incentive Plan and 2011 Stock Option Plan. All awards made from January 23, 2020 onwards are governed by the 2020 Equity Incentive Plan. The 2017 Equity Incentive Plan and the 2011 Stock Option Plan remain in effect only in respect of outstanding equity-based awards.

2020 Equity Incentive Plan

Overview

On January 23, 2020, the Board approved the 2020 Equity Incentive Plan, pursuant to which the Company is able to grant equity-based incentive awards in the form of options (each, an “Option”), restricted share units (each, a “RSU”), performance share units (each, a “PSU”) and deferred share units (each, a “DSU”), as further described below. The Board re-approved the 2020 Equity Incentive Plan on January 17, 2023.

The purpose of the 2020 Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

Material Terms of the 2020 Equity Incentive Plan

The 2020 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the 2020 Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, such number being 31,385,691 as at January 17, 2023. The capacity provided under the 2020 Equity Incentive Plan is in addition to the 4,268,582 awards outstanding under the Company’s previous equity incentive plans.

The 2020 Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2020 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Insider Participation Limit

The 2020 Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares.

Furthermore, the 2020 Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant, under all of the Company’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2020 Equity Incentive Plan.

Administration of the 2020 Equity Incentive Plan

The Plan Administrator (as defined in the 2020 Equity Incentive Plan) is determined by the Board, and is currently the Compensation Committee. The 2020 Equity Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2020 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2020 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2020 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”). Subject to any accelerated termination as set forth in the 2020 Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the

Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

The RSUs granted to the NEOs in Fiscal 2022 vest in thirds over a three-year time horizon as described in the Compensation Decisions for 2022 section of this Circular.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

The PSUs granted to the NEOs in Fiscal 2022 vest wholly after a 3 year time horizon and are tied to the achievement of certain business objectives as described in the Compensation Decisions for 2022 section of this Circular.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2020 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the 2020 Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause

•   Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

Resignation

Termination without Cause

•   A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.

Disability

•   Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination Date.

Death	• Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may

Event	Provisions

be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

Retirement

•   Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the 2020 Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Equity Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the 2020 Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award (as defined in the 2020 Equity Incentive Plan) equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the 2020 Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual general meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the 2020 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of shareholders is required to effect any of the following amendments to the 2020 Equity Incentive Plan:

(a)

increasing the number of Common Shares reserved for issuance under the 2020 Equity Incentive Plan, except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the 2020 Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

2017 Equity Incentive Plan

Overview

On November 7, 2017, the Board approved the 2017 Equity Incentive Plan of the Company pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) are eligible to receive RSUs or PSUs, under the 2017 Equity Incentive Plan.

The purpose of the 2017 Equity Incentive Plan is to assist with the recruitment of and retention of high-caliber directors, executives, employees and consultants to serve the Company and to permit the Company to preserve its cash-flow to better align the interests of the Participants with the long-term interests of the Shareholders (as defined in the 2017 Equity Incentive Plan).

The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries thereby lowering its fixed cash compensation costs.

Under the 2017 Equity Incentive Plan, a maximum of 2,500,000 Common Shares are reserved for issuance from treasury (the “Reserved Shares”). Notwithstanding the foregoing, the number of Reserved Shares reserved for issuance pursuant to both RSUs and PSUs shall not (under all of the Company’s security-based compensation arrangements) equal more than 10% of the number of Common Shares then issued and outstanding.

The aggregate number of Common Shares issuable from treasury to any one Participant under the 2017 Equity Incentive Plan and all other security-based compensation arrangements of the Company shall not exceed 5% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the aggregate number of Common Shares issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. Further, the aggregate number of Common Shares that may be issuable to any one insider or Eligible Consultant (as defined in the 2017 Equity Incentive Plan) of the Company or any of its subsidiaries pursuant to PSUs in any 12-month period must not exceed 2% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to directors who are not employees or officers shall be limited to 1% of the Company’s issued and outstanding Common Shares.

The interest of any Participant under the 2017 Equity Incentive Plan or in any PSU or RSU shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary (as defined in the 2017 Equity Incentive Plan).

While the 2017 Equity Incentive Plan does not stipulate a specific term for RSUs or PSUS granted thereunder, awards may not expire beyond the date which is two years after the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), except where shareholder approval is received, as outlined below. All awards must vest and settle in accordance with the provisions of the 2017 Equity Incentive Plan and any applicable grant agreement.

Subject to certain exceptions included in the 2017 Equity Incentive Plan, the occurrence of a Change of Control (as such term is defined in the 2017 Equity Incentive Plan) will not result in the vesting of unvested RSUs or PSUs nor the lapse of any period of restriction pertaining to any RSUs. In October 2019, the Board amended the 2017 Equity Incentive Plan in accordance with the amendment procedures of the 2017 Equity

Incentive Plan such that in the event that: (a) a Change of Control (as defined in the 2017 Equity Incentive Plan) occurs and; (b) within 12 months of the date of the Change of Control, (i) the employment of the Participant is terminated without Cause (as defined in the 2017 Equity Incentive Plan), or (ii) the employment of the Participant by the Company does not continue at the level of responsibility or level of compensation at least commensurate with the Participant’s level or responsibility or compensation immediately prior to the Change of Control, and the Participant provides written notice to the Company within such 12 month period to treat the Participant’s employment as being terminated as a result of either such reduction with the Participant’s termination being effective as at the date of the said written notice, then at the time that the termination of the Participant is effective all of the unvested RSUs and the PSUs then held by the Participant shall automatically and irrevocably become vested in full.

The Board may, without notice, at any time and from time to time, amend the 2017 Equity Incentive Plan or any provisions thereof in such manner as the Board, in its sole discretion and without shareholder approval. Notwithstanding the foregoing, the following amendments to the 2017 Equity Incentive Plan require the approval of shareholders of the Company: (a) an increase in the maximum number of Common Shares issuable pursuant to the 2017 Equity Incentive Plan; (b) an extension of the expiry date for PSUs or RSUs granted to insiders; (c) the addition of additional categories of Participants; or (d) any amendment to the terms governing the amendment, suspension or termination of the 2017 Equity Incentive Plan. Further, if an amendment adversely affects the right under any previously granted PSU and/or RSU, such amendment shall not be effective on such previously granted PSU and/or RSU without the consent of each affected Participant.

Termination of Employment or Services

The following table describes the impact of certain events upon the Participants under the 2017 Equity Incentive Plan, including termination for cause, resignation, death, disability, termination without cause, or retirement:

Event	Provisions

Termination for Cause/Resignation/ Death/Disability	• Any unvested PSUs or RSUs, as applicable, shall terminate and be forfeited.

Termination without Cause

•   At the Company’s discretion, all or a portion of such Participant’s PSUs or RSUs, where applicable, may be made fully vested, or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.

Retirement

•   All outstanding PSUs or RSUs held by such Participant that are not vested shall immediately and automatically terminate, other than those PSUs or RSUs which would have become vested within the one year period following the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), which shall for this purpose continue to vest (and be paid out) in accordance with the 2017 Equity Incentive Plan.

The 2017 Equity Incentive Plan did not replace the Company’s 2011 Stock Option Plan. Rather, the two work in combination.

2011 Stock Option Plan

The Company adopted the 2011 Stock Option Plan on August 2, 2011. The 2011 Stock Option Plan was established to provide an incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2011 Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2011 Stock Option Plan also provides that the number of Common Shares issuable under the 2011 Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the 2017 Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the 2011 Stock Option Plan all Options expire on a date not later than 10 years after the date of grant of an Option. The 2011 Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

Persons who are Service Providers (as defined in the 2011 Stock Option Plan) to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of Options under the 2011 Stock Option Plan;

(b)	Options granted under the 2011 Stock Option Plan are non-assignable, and non-transferable for a period of up to 10 years;

(c)

For Options granted to Service Providers, the Company must ensure that the proposed Optionee (as defined in the 2011 Stock Option Plan) is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)	The 2011 Stock Option Plan does not contain restrictions on insider participation.

(f)

If an Optionee dies, any vested Option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(g)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(h)	The exercise price of each Option will be set by the Board on the effective date of the Option and will not be less than the Discounted Market Price (as defined in the 2011 Stock Option Plan);

(i)

Vesting of Options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(j)

In the event of a Change of Control (as defined in the 2011 Stock Option Plan) occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX; and

(k)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the 2011 Stock Option Plan with respect to all 2011 Stock Option Plan shares in respect of Options which have not yet been granted under the 2011 Stock Option Plan.

Securities Authorized for Issuance under the Equity Compensation Plans

The following sets forth details of the Company’s compensation plans as at the financial year end of August 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, PSUs and DSUs	Weighted-average exercise price of outstanding Options, RSUs, PSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans[1]

Equity compensation plans approved by securityholders	13,661,587	$2.24	35,734,704

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	13,661,587	$2.24	35,734,704

1 Excludes securities reflected in the other columns in this chart.

The following table provides information regarding the number of securities awarded as incentive plan awards as of August 31, 2022:

	Number	Percentage of Shares Outstanding

Shares issued from treasury pursuant to exercise of Options or settlement of RSUs, PSUs and DSUs	434,130	0.14%

Options, RSUs, PSUs and DSUs granted and outstanding	13,661,587	4.35%

Options, RSUs, PSUs and DSUs available for future grants(1)	22,073,117	7.03%

Total number of Common Shares reserved for issue	35,734,704	11.39%

Notes:

(1)	Assumes all Options, RSUs, PSUs and DSUs available for future grants are to be settled for Common Shares issued from treasury.

Burn Rate under the Equity Compensation Plans

The following table shows the number of Options, RSUs and PSUs granted as a percentage of average shares outstanding (the “burn rate”) for the past three fiscal years:

	2020	2021	2022

Grants under the 2011 Stock Option Plan	1,340,000	-	-

Grants under the 2017 Equity Incentive Plan	360,557	-	-

Grants under the 2020 Equity Incentive Plan	831,888	2,111.540	7,109,951

Burn rate(1)	2.5%	0.82%	2.30%

Notes:

(1)

The burn rate for the year is calculated as the number of Options, RSUs and PSUs issued in a year, including any dividend equivalents awards issued, divided by the weighted average number of Common Shares outstanding for such year.

Incentive Plan Awards

Outstanding Option- and Share-Based Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of August 31, 2022.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Beena Goldenberg	500,000	2.85	October 14, 2031	Nil	64,655	91,810	18,362
	508,000	1.40	July 21, 2032	3,454

Derrick West (3)	40,000	3.70	December 22, 2027	Nil	38,259	54,328	143,206
	50,000	4.75	December 17, 2028	Nil
	300,000	2.17	April 23, 2030	Nil
	50,000	2.19	January 18, 2031	Nil
	344,000	1.40	July 21, 2032	2,339

Paolo De Luca	300,000	3.65	December 22, 2027	Nil	33,824	48,030	208,780
	50,000	4.75	December 17, 2028	Nil
	50,000	2.19	January 18, 2031	Nil
	302,000	1.40	July 21, 2032	2,054

Tim Emberg	300,000	3.15	December 22, 2027	Nil	32,642	46,352	112,585
	25,000	4.75	December 17, 2028	Nil
	50,000	2.19	January 18, 2031	Nil
	285,000	1.40	July 21, 2032	1,938

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Helen Martin	100,000	4.75	December 17, 2028	Nil	34,338	48,760	44,019
	150,000	3.15	December 30, 2029	Nil
	50,000	2.19	January 18, 2031	Nil
	308,000	1.40	July 21, 2032	2,094

Notes:

(1)	The value is the difference between the closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022 and the exercise price of the applicable options.

(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022.

(3)

All 2020 incentive awards issued to Derrick West, other than the April 23, 2020 option grant were received for services provided in his capacity as director. All 2022 and 2021 incentive awards issued to Derrick West were received for services provided in his capacity as Chief Financial Officer.

Incentive Plan Awards Vested or Earned in 2022

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended August 31, 2022.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)

Beena Goldenberg	3,454	18,362	120,699

Derrick West	2,339	24,734	54,900

Paolo De Luca	2,054	31,082	60,931

Tim Emberg	1,938	28,542	60,564

Helen Martin	2,094	26,421	61,687

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022 and the exercise price of the applicable options.

(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022.

(3)	Represents the annual cash bonus earned in respect of Fiscal 2022 and paid in December 2022.

Group Retirement Programs

The Company offers two group retirement programs through Manulife Financial. The first is a retirement savings plan (RRSP) plan, pursuant to which full-time employees (including NEOs) who have been employed for six months or longer (“Eligible Employees”) contribute 2% of their earnings into the plan. The second is a deferred profit sharing plan (DPSP), pursuant to which the Company contributes 2% of the applicable Eligible Employee earnings into the plan. Withdrawal of funds is not permitted unless there are additional employee voluntary contributions. These contribution amounts were increased to 3% effective Fiscal 2021 and subsequently increased to 4% effective Fiscal 2022.

Benefits and Perquisites

The Company does not, as of the date of this Circular, offer any material benefits or perquisites to its NEOs other than potential grants of Options, RSUs, DSUs and PSUs and as otherwise disclosed and discussed herein.

Termination and Change of Control Benefits

The Company has employment contracts with its NEOs that provide for, among other things, the payment of severance in connection with certain termination events. The following are brief descriptions of certain relevant provisions of the employment contracts with those NEOs that continue to be employees of the Company as at the date of this Circular.

Beena Goldenberg

Ms. Goldenberg’s employment contract states that, in the event her employment is terminated by the Company, at any time without cause, Ms. Goldenberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period is twenty four (24) months of base salary and 24 months of the annual bonus paid in the fiscal year prior to the date upon which the Change of Control occurs. In the event that the beneficial owner is BAT (or related entity) the salary continuation and bonus period is limited to twelve (12) months.

Derrick West

Mr. West’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. West is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Paolo De Luca

Mr. De Luca’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. De Luca is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Helen Martin

Ms. Martin’s employment contract states that, in the event her employment is terminated by the Company, at any time without cause, Ms. Martin is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Tim Emberg

Mr. Emberg’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Emberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each of the above noted NEO, assuming that such executive’s employment agreement was terminated by the Company without cause on August 31, 2022:

NEO	Incremental Payment for Termination Without Cause(1), (2), (3) ($)	Incremental Payment for Termination Without Cause Following a Change of Control(1), (2), (3) ($)
Beena Goldenberg	675,000	675,000
Derrick West	427,000	427,000
Paolo De Luca	374,136	374,136
Helen Martin	382,130	382,130
Tim Emberg	353,290	353,290

Notes:

(1)	Amounts do not include the value associated with the acceleration of vesting of outstanding awards.

(2)	Amounts include a pro rata bonus payment owed under each NEO’s employment agreement, if applicable, assuming a non-discretionary bonus at applicable base salary target.

(3)	Amounts assume that all reimbursements have been paid and no benefits have accrued.

DIRECTOR COMPENSATION

Overview and Philosophy

The Company’s director compensation practices are overseen by the Compensation Committee, as well as by the Board as a whole. The Compensation Committee also relies on third party advisors as required to assist it in determining its director compensation practices.

The compensation of directors is designed to attract and retain qualified individuals to serve on the Board, align the interests of the directors with the interests of the Company’s shareholders, and provide competitive compensation in line with the risks and responsibilities inherent in the role of director.

Elements of 2022 Director Compensation

For Fiscal 2022, the Company’s directors received the following amounts for their services as directors of the Board and as members of committees.

Role	Cash Retainer	Equity Retainer

Basic Board Member	$58,000	$73,000

Audit Committee Chair	$7,500	$7,500

Corporate Governance and Nominating Committee Chair	$6,000	$6,000

Compensation Committee Chair	$6,000	$6,000

Investment Committee Chair	$6,000	$6,000

Committee Member	$3,000	$3,000

Chairman of the Board	$95,000	$114,500

The Board, with assistance from the Compensation Committee, reviews the Company’s approach to director compensation. The Compensation Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company’s director compensation includes benchmarking against other cannabis and consumer goods companies in Canada. Annual retainers are intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment.

The Compensation Committee engaged Hugessen to conduct an overview of its compensation for directors developing an approach for a two year period representing Fiscal 2022 and Fiscal 2023. For Fiscal 2022, in the case of directors other than the Chairman of the Board, cash retainers were increased by $2,000 per director and equity retainers were increased by $17,000 per director. The Chairman received an increase in equity retainer only of $19,500.

Currently, the directors do not benefit from pension plan participation. Perquisites and personal benefits are generally not available to the directors. The Compensation Committee believes that it has established an appropriate comparator group for purposes of setting the future compensation of the directors and intends to continue to monitor such comparator group as it reviews its future compensation amounts.

Director Summary Compensation Table

The following table sets forth the value of all compensation provided to the directors of the Company for the financial year ended August 31, 2022:

Name(1)	Fees earned ($)	Share- based awards(2) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(3)	Total ($)

Peter Amirault(4)	95,000	146,460	-	-	-	62,724	304,184

Sherry Porter	67,000	81,149	-	-	-	28,000	176,149

Dexter John	70,000	84,120	-	-	-	28,000	182,120

Geoffrey Machum	67,000	81,149	-	-	-	28,000	176,149

Ken Manget	67,000	81,149	-	-	-	-	148,149

Stephen Smith	68,500	82,636	-	-	-	28,000	179,136

Marni Wieshofer	64,000	78,182	-	-	-	-	142,182

Jeyan Heper(5)	-	-	-	-	-	-	-

Simon Ashton(6)	-	-	-	-	-	-	-

Notes:

(1)

The relevant disclosure for Beena Goldenberg’s compensation as CEO has been included in the Summary Compensation Table for NEOs above. Beena Goldenberg did not receive any compensation for her role as director.

(2)	Based on the units issued multiplied by the share price on the date of grant.

(3)	Represents fees of $28,000 paid in connection with special committee duties. Peter Amirault was paid an additional $34,724 in his capacity as Executive Chair as per footnote 4 below.

(4)

Peter Amirault served as the Executive Chair of the Company from May 1, 2021 to October 31, 2021. In his capacity as Executive Chair, he earned a total amount of $136,309.During Fiscal 2022 he received $34,724 through salary and $33,146 in share-based awards.

(5)	Jeyan Heper was appointed to the Board on March 11, 2021, and resigned on October 31, 2021. BAT nominees are not entitled to compensation from the Company for their service.

(6)	Simon Ashton was appointed to the Board on February 23, 2022. BAT nominees are not entitled to compensation from the Company for their service.

Incentive Plan Awards

Outstanding Option and Share-Based Awards

The following table provides information regarding the option- and share-based awards for each director outstanding as of August 31, 2022. This includes awards granted prior to the year ended August 31, 2022.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Peter Amirault	40,000	1.25	June 28, 2026	6,800	Nil	Nil	279,638
	15,000	1.42	September 1, 2026	Nil
	39,312	2.59	September 21, 2027	Nil
	50,000	4.75	December 17, 2028	Nil

Sherry Porter	80,000	4.75	December 17, 2028	Nil	Nil	Nil	128,209

Dexter John	80,000	4.75	December 17, 2028	Nil	Nil	Nil	98,893

Geoffrey Machum	80,000	2.17	April 23, 2030	Nil	Nil	Nil	116,910

Ken Manget	80,000	2.17	April 23, 2030	Nil	Nil	Nil	116,910

Stephen Smith	80,000	2.17	April 23, 2030	Nil	Nil	Nil	119,416

Marni Wieshofer	80,000	2.25	January 25, 2031	Nil	Nil	Nil	63,552

Jeyan Heper(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Simon Ashton(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022.
(3)	Jeyan Heper was appointed to the Board on March 11, 2021, and resigned subsequent to year end, on October 31, 2021.
(4)	Simon Ashton was appointed to the Board on February 23, 2022.

Incentive Plan Awards Vested or Earned in 2022

The following table provides information regarding the value vested or earned on incentive plan awards for directors for the financial year ended August 31, 2022.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Peter Amirault	Nil	72,755	Nil

Sherry Porter	Nil	40,151	Nil

Dexter John	Nil	41,620	Nil

Geoffrey Machum	Nil	40,151	Nil

Ken Manget	Nil	40,151	Nil

Stephen Smith	Nil	40,886	Nil

Marni Wieshofer	Nil	38,682	Nil

Jeyan Heper(3)	Nil	Nil	Nil

Simon Ashton(4)	Nil	Nil	Nil

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022 and the exercise price of the applicable options.

(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.42 on August 31, 2022.

(3)	Jeyan Heper was appointed to the Board on March 11, 2021, and resigned subsequent to year end, on October 31, 2021.

(4)	Simon Ashton was appointed to the Board on February 23, 2022.

Share Ownership Policy

Please see “Share Ownership Policy” under Compensation of Executive Officers.

Directors’ and Officers’ Liability Insurance1

The Company has directors’ and officers’ liability insurance. The Company’s aggregate annual premium is currently CAD$5,249,115 (USD$ 3,917,250). No part of this premium is paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to CAD$33,500,000 (USD$25,000,000) per claim and CAD$33,500,000 (USD$25,000,000) per policy year for certain claims. A deductible is not payable by any director or officer making a claim under the policy. This insurance coverage is in addition to the Company’s general third-party liability risk insurance.

1 U.S. dollars converted into Canadian dollars based on the daily average rate of exchange posted by the Bank of Canada on the date of invoicing, being USD$1.00 equals CAD$1.34.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Circular briefly describes and, where practicable, states the approximate amount of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year ending August 31, 2022, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

James Fletcher was the President of The Edibles and Infusions Corporation (“EIC”), a wholly-owned subsidiary of the Company until December 31, 2022. In April 2021, the Company purchased all of the issued and outstanding shares of SUHM Investments Inc. and Quality Confections Canada Inc., which in turn owned all of the issued and outstanding shares of EIC. James Fletcher was a shareholder of SUHM Investments Inc., and his spouse was the sole shareholder of Quality Confections Canada Inc. As such, James Fletcher and his spouse received or are entitled to receive a 0.849% and 20.00% allocation respectively of: (i) the $22.0 million purchase price for EIC; (ii) the $3.5 million paid in Organigram shares on August 13, 2021 on achievement of the first earnout milestone; and (iii) up to an additional $9.5 million in Organigram shares payable upon the EIC business achieving certain further earnout milestones. In July 2022, EIC exercised its option to purchase the facility at 160 Eagle Drive, Winnipeg, Manitoba, from 10026308 Manitoba Ltd., a company controlled by James Fletcher, for $4,000,000. The decision to exercise the option was made by the Company without the involvement of Mr. Fletcher.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com and filed or furnished on EDGAR at www.sec.gov. Shareholders may contact the Company at 333 Bay Street, Suite 1250, Toronto, Ontario M5H 2R2, telephone number: (844) 644-4726 or fax number (506) 384-4266 to obtain copies of the Company’s annual information form, consolidated financial statements, and management’s discussion and analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board.

DATED at Toronto, Ontario, January 16, 2023.

BY ORDER OF THE BOARD

(signed) “Beena Goldenberg”

Beena Goldenberg

Chief Executive Officer

APPENDIX A

OMNIBUS EQUITY INCENTIVE PLAN

(See attached.)

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN

January 23, 2020

(i)

ARTICLE 8 ADDITIONAL AWARD TERMS		20
8.1	Dividend Equivalents	20
8.2	Black-out Period	20
8.3	Withholding Taxes	20
8.4	Recoupment	21

ARTICLE 9 TERMINATION OF EMPLOYMENT OR SERVICES		21
9.1	Termination of Employee, Consultant or Director	21
9.2	Discretion to Permit Acceleration	23

ARTICLE 10 EVENTS AFFECTING THE CORPORATION		23
10.1	General	23
10.2	Change in Control	24
10.3	Reorganization of Corporation’s Capital	25
10.4	Other Events Affecting the Corporation	25
10.5	Immediate Acceleration of Awards	25
10.6	Issue by Corporation of Additional Shares	26
10.7	Fractions	26

ARTICLE 11 U.S. TAXPAYERS		26
11.1	Provisions for U.S. Taxpayers	26
11.2	ISOs	26
11.3	ISO Grants to 10% Shareholders	27
11.4	$100,000 Per Year Limitation for ISOs	27
11.5	Disqualifying Dispositions	27
11.6	Section 409A of the Code	27
11.7	Section 83(b) Election	28
11.8	Application of Article 11 to U.S. Taxpayers	28

ARTICLE 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		28
12.1	Amendment, Suspension, or Termination of the Plan	28
12.2	Shareholder Approval	29
12.3	Permitted Amendments	30

ARTICLE 13 MISCELLANEOUS		30
13.1	Legal Requirement	30
13.2	No Other Benefit	30
13.3	Rights of Participant	31
13.4	Corporate Action	31
13.5	Conflict	31
13.6	Anti-Hedging Policy	31
13.7	Participant Information	31
13.8	Participation in the Plan	31
13.9	International Participants	32
13.10	Successors and Assigns	32
13.11	General Restrictions or Assignment	32
13.12	Severability	32
13.13	Notices	32

(ii)

13.14	Effective Date	33
13.15	Governing Law	33
13.16	Submission to Jurisdiction	33

(iii)

Organigram Holdings Inc.

Omnibus Equity Incentive Plan

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto and Moncton are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 0;

“Cashless Exercise” has the meaning set forth in Subsection 0;

“Cause” means, with respect to a particular Participant:

“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s contract without notice or without pay in lieu thereof or other termination fee or damages;

“Change in Control” means the occurrence of any one or more of the following events:

(a)

any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause 0, 0, 0 and 0 above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause 0, 0, 0 or 0 above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause 0 above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services provided, however, that any Consultant who is in the United States or is a U.S. Person at the time such Consultant receives any offer of Award or executes any Award Agreement must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)

when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)

when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Organigram Holdings Inc., or any successor entity thereof;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being January 23, 2020;

“Elected Amount” has the meaning set forth in Subsection 0;

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 0;

“Election Notice” has the meaning set forth in Subsection 0;

“Employee” means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary.

“Exchange” means (a) the Toronto Stock Exchange, or (b) the primary exchange on which the Shares are then listed, as determined from by the Plan Administrator, if (i) the Toronto Stock Exchange is no longer the Corporation’s primary exchange, or (ii) the Shares are not listed on the Toronto Stock Exchange;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“In the Money Amount” has the meaning given to it in Subsection 0;

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of Shares on the Exchange for the five trading days immediately preceding the Date of Grant; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the

Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause;

“RSU Service Year” has the meaning given to it in Section 5.1.

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

“Tax Act” has the meaning set forth in Section 0;

“Termination Date” means, subject to applicable law which cannot be waived:

(a)

in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)

in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and

Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(c)	in the case of a Director, the date such individual ceases to be a Director,

in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended” means the United States Securities Act of 1933, as amended;

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

Unless otherwise specified, all references to money amounts are to Canadian currency.

The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

determine the individuals to whom grants under the Plan may be made;

make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

the time or times at which Awards may be granted;

the conditions under which:

Awards may be granted to Participants; or

Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

the number of Shares to be covered by any Award;

the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

establish the form or forms of Award Agreements;

cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

construe and interpret this Plan and all Award Agreements;

adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

The initial Plan Administrator shall be the Board.

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 0. Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

the aggregate number of Shares:

issuable to Insiders at any time, under all of the Corporation’s Security-Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares; and

issued to Insiders within any one (1) year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation; and

(i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9	Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a

Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 0, or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

If a Participant surrenders Options through a Cashless Exercise pursuant to Section 0, to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an

Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 0), upon the settlement of such RSU.

The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 0 below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

a cash payment, or

a combination of Shares and cash as contemplated by paragraphs 0 and 0 above.

Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

Notwithstanding any other terms of this Plan but subject to Section 0 below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any

RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 0), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6	Settlement of PSUs

The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 0 below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

a cash payment, or

a combination of Shares and cash as contemplated by paragraphs 0 and 0 above.

Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

Notwithstanding any other terms of this Plan but subject to Section 0 below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7

DEFERRED SHARE UNITS

7.1	Granting of DSUs

The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 0 to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of SCHEDULE A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2020 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

Subject to Subsection 7.10, the election of an Electing Person under Subsection 7.10 shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.10 shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years

Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 0, all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of SCHEDULE C is delivered.

Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 0 shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the “separation from service” (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8

ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date;

where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date;

where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death;

where a Participant’s employment, consulting agreement or arrangement is terminated due to the Participant’s Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant’s Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

the date of the death, Disability or Retirement of the Participant;

notwithstanding Subsection 0, unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

notwithstanding any other provision of this Section 9.1, in the case of an Award (other than an Option) granted to a U.S. Taxpayer that is vested or that immediately vests (in whole or in part) as a result of a Participant’s termination of service, then such Award will, subject to Section 0, be settled as soon as administratively practicable following the Participant’s termination of service, but in no event later than 90 days following the Participant’s termination of service. In the case of an Award (other than an Option) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant’s termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the originally scheduled settlement date for such Award.

9.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

Subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 0, the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 0) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

any vested Awards of Participants may, subject to Sections 0 and 0 (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s “separation from service”. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

Notwithstanding Subsection 0 and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

It is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11

U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

11.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a “parent corporation” or “subsidiary corporation” of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

11.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.6	Section 409A of the Code

This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.7	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.8	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any

Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

12.2	Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 0;

reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

increases or removes the limits on the participation of Directors;

permits Awards to be transferred to a Person;

changes the eligible participants of the Plan; or

deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3	Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

making any amendments to the general vesting provisions of each Award;

making any amendments to the provisions set out in Article 9;

making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13

MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

Organigram Holdings Inc.

35 English Drive

Moncton, NB

E1E 3X3

Attention: Chief Financial Officer

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive     % of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii)                                              .

I confirm that:

I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE B

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

ORGANIGRAM HOLDINGS INC.

OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

APPENDIX B

ARTICLES OF AMENDMENT

(See attached.)

Innovation, Science and Economic Development Canada corporations Canada innovation, sciences et développement économique Canada corporations Canada Canada Business Corporations Act (CBCA) Form 4 articles of amendment (sections 27 of 177) 1 - Current corporate name ORGANIGRAM HOLDINGS INC. 2 - Corporation number 969981-3 3 - The articles are amended as follows (note that more than one section can be filled out) A: The corporation changes its name to: B: The corporation changes the province or territory in Canada where the registered office is situated to: To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment. C: The corporation changes the minimum and/or maximum number of directors to: (for a fixed number of directors, indicate the same number in both boxes). Minimum number Maximum number D: Other changes: (for example, to the classes of shares, to the restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify. (a) the articles of the Company be amended to delete in their entirety the Preferred Shares, of which there are none issued and outstanding, from the authorized share capital of the Company: (b) the authorized share capital of the Company, after giving effect to this special resolution, shall consist of an unlimited number of Common Shares. 4 - Declaration I hereby certify that I am a director or an authorized officer of the corporation. Signature: Print name: Beena Goldenberg Telephone number: Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). Ised-isde 3069e (2016/11) Page 1 of 2 Canada

APPENDIX C

ORGANIGRAM HOLDINGS

INC. (the “Corporation”)

CHARTER OF THE BOARD OF DIRECTORS

This Charter of the Board of Directors (the “Charter”) was adopted by the board of directors of the Corporation (the “Board”) on August 26, 2019 and last reviewed and revised on August 26, 2022.

1.	Purpose

The purpose of this Charter is to set out the mandate and responsibilities of the Board of the Corporation. Pursuant to the Canada Business Corporations Act (the “Act”) governing the Corporation, the Board is responsible for managing, or supervising the management of, the business and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. The responsibilities of the Board described herein are pursuant to, and subject to, the Act and the by-laws of the Corporation in effect from time to time and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). If at any time a majority of the Corporation’s directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement at their earliest convenience. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board shall elect an independent director, within the meaning of NI 58-101, to act as Chair of the Board. The Board shall provide the Chair with a written mandate. If the Chair is not an independent director, then the Board shall elect an independent director to act as Lead Director of the Board and shall provide such Lead Director with a written mandate.

3.	Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Corporation and its business and in that regard shall be specifically responsible for:

Strategic Direction of the Corporation

(a)	The development and adoption of the strategic direction of the Corporation.

(b)	Reviewing and approving the Corporation’s financial objectives, long and short-term business plans, and objectives, including significant capital allocations, expenditures and debt strategy.

(c)

With the assistance of the Investment Committee, reviewing and approving material transactions not in the ordinary course of business, including significant capital allocations and expenditures and all matters that would be expected to have a major impact on shareholders, creditors or employees.

(d)

Issuing shares, debt securities, convertible securities and other securities of the Corporation for such consideration as the Board may deem appropriate, subject to the Act and applicable securities laws and stock exchange rules.

(e)	Other than in the ordinary course, approving the incurrence of indebtedness by the Corporation.

(f)	Approving the re-purchase of securities of the Corporation, subject to the Act, and applicable securities laws and stock exchange rules.

Risk Management

(g)

With the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring that appropriate systems have been implemented to monitor and manage risk with a view to the long-term success of the Corporation and regularly evaluating risk exposure against the potential returns for the Corporation’s shareholders.

(h)

Monitoring the Canadian regulatory environment with respect to the marketing, acquisition, production, storage, sale and shipment of cannabis and any related controlled substance regulations, including the Corporation’s ongoing relationship with Health Canada and its continuing status as a “Licensed Producer” of cannabis in Canada, which is recognized as a key risk area of the Corporation.

(i)

With the assistance of the Corporate Governance and Nominating Committee, ensuring that the Corporation carries an appropriate level of director and officer insurance and reviewing and approving the terms of such insurance annually.

Officers and Management

(j)	Appointing senior members of the Corporation’s management (“Management”), who collectively shall be responsible for general day-to-day management of the Corporation and for making recommendations to the Board with respect to long-term strategic, financial, organizational and related objectives.

(k)

With the assistance of the Compensation Committee, reviewing the compensation of directors, officers and senior members of Management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

(l)

Selecting, monitoring and evaluating the senior members of Management, and ensuring there is in place appropriate Management succession. In connection with Management succession, the Board shall ensure that programs are in place to train and develop new Management.

(m)

Satisfying itself as to the integrity of the senior members of Management and that the senior members of Management create a culture of integrity throughout the organization. The Board is responsible for developing and approving the goals and objectives which the senior members of Management will collectively be responsible for meeting.

Financial Information, Reporting Matters and Policies

(n)	Maintaining harmony between shareholder expectations, the Corporation’s strategic goals, the financial performance of the Corporation, and the performance of Management.

(o)

With the assistance of the Audit Committee, monitoring and ensuring the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

(p)

With the assistance of the Audit Committee, ensuring the accurate and timely reporting of financial information to shareholders and all regulatory bodies, including the review and approval of quarterly and annual financial statements, management’s discussion and analysis related to such financial statements, and budgets and forecasts.

(q)	Overseeing any related party matters, and ensuring that they are effected in compliance with all legal, regulatory and policy requirements.

(r)	Distributions, normally in the form of dividends, to shareholders.

Conduct and Confidentiality

(s)

With the assistance of the Corporate Governance, Nominating and Sustainability Committee, ensuring appropriate standards of conduct including adopting a corporate code of conduct for all employees and Management, and monitoring compliance with such code and all applicable laws and regulations. Only the full Board may grant waivers of the

Corporation’s Code of Business Conduct and Ethics which would be to the benefit of directors and/or officers of the Corporation.

(t)	Enforcing confidentiality policies with regard to the Corporation’s proprietary information and all Board deliberations.

Communications and Board Resources

(u)

Ensuring effective and adequate communication with the shareholders and other stakeholders as well as the public at large. The Board shall periodically review the methods by which shareholders can communicate with the Corporation and Management, as well as the Corporation’s ability to effectively respond to communications from shareholders.

(v)	Evaluating the adequacy of its resources in its oversight of the Corporation and Management.

Board and Committee Evaluation

(w)	From time to time, evaluating its effectiveness and the effectiveness of its committees with respect to its (and their) contribution to the Corporation.

Other Responsibilities and Functions

(x)	Performing such other functions as prescribed by law or assigned to the Board in the Corporation’s governing documents, including compliance with the provisions of the by-laws of the Corporation.

It is recognized that every member of the Board, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, members of the Board are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that Management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, and if one has been appointed and if appropriate, the Lead Director, and any other appropriate executive officer(s) of the Corporation to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty, Ethics and Personal Conduct. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, Shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(e)

Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Corporation. Directors should advise the chair of the Corporate Governance, Nominating and Sustainability Committee before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Corporation.

(f)

Contact with Management and Employees. All members of the Board should be free to contact Management at any time to discuss any aspect of the Corporation’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with Management in meetings of the Board and committees, or in other formal or informal settings.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

(h)

Cannabis Legislation. Board members shall maintain a current knowledge of the Cannabis Act (Canada) and other Canadian regulations governing the marketing, acquisition, production, storage, sale and shipment of cannabis in Canada.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without Management present to ensure that the Board functions independent of Management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. The Board will keep minutes of each meeting of the Board. A copy of the minutes will be provided to each member of the Board.

In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. Any director may, subject to the prior approval of the Board, retain an outside advisor at the expense of the Corporation.

The Board appreciates having certain members of Management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.	Board Meeting Agendas and Information

The Chair and, if one has been appointed, the Lead Director, in consultation with Management of the Corporation, will develop the agenda for each Board meeting. Agendas will be distributed to the members of the Board before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, Management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Telephone/Electronic Board Meetings

A director may participate in a meeting of the Board or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, from time to time, telephone board meetings may be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, Management may request that the directors approve certain matters by unanimous written consent.

8.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Corporation shall where possible and subject to applicable law provide for a mechanism for feedback of Shareholders.

9.	Expectations of Management

Management shall be required to report to the Board at the request of the Board on the performance of the Corporation, new and proposed initiatives, the Corporation’s business and investments, Management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects Management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Corporation or its subsidiaries.

10.	Communications Policy

The Board shall approve the content of the Corporation’s major communications to Shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management’s discussion & analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Corporation’s external communications. However, the Board believes that it is the function of Management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.

The Board shall have responsibility for reviewing the Corporation’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Corporation’s policies relating to communication and disclosure on an annual basis.

Generally, communications from Shareholders and the investment community will be directed to Management, who will coordinate an appropriate response depending on the nature of the communication. It is expected, if communications from stakeholders are made to any individual members of the Board, that Management will be informed, if appropriate, and consulted to determine any appropriate response.

11.	Internal Control and Management Information Systems

The Board has oversight for the integrity of the Corporation’s internal control and management information systems. All material matters relating to the Corporation and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Corporation’s Audit Committee, Corporate Governance, Nominating and Sustainability Committee, Compensation Committee, Investment Committee and Management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that Management and financial reporting is complete and accurate, even though Management may be charged with developing and implementing the necessary procedures.

12.	Delegation of Powers

The directors may establish one or more committees and may, subject to the Act and other applicable laws, delegate to such committees any of the powers of the Board. The directors may also, subject to the Act and other applicable laws, delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to Management or to other persons.

13.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and, if one has been appointed, the Lead Director, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the Corporate Governance, Nominating and Sustainability Committee of the Board, if any, for

reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on a periodic basis.

14.	Director Tenure Policy

The following terms are applicable to all directors who are not also executive officers of the Corporation (“Non-Executive Directors”) subject to being annually re-elected by Shareholders:

(a)	Non-Executive Directors shall not stand for re-election at the annual general meeting of Shareholders following the latter of his or her 75th birthday and 15 years of Board tenure.

(b)	The Board, with the approval of a majority of the incumbent directors, may extend the term of any such Non-Executive Director for up to a three year period.

15.	Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices. The Corporation shall also provide corporate membership to the Institute of Corporate Directors (“ICD”) for its Board members and Directors shall keep abreast of the routine publications of the ICD.

16.	Inconsistencies with Applicable Laws

In the event of any conflict or inconsistency between this Charter and the provisions of the Act or other applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of the Act or such other applicable laws to the extent necessary to resolve such conflict or inconsistency.